Exhibit 99.2

NOTICE OF ANNUAL AND SPECIAL MEETING
TO BE HELD ON AUGUST 16, 2010

NOTICE IS HEREBY GIVEN that an annual and special meeting (the “Meeting”) of the shareholders of Forbes Medi-Tech Inc. (the “Company”) will be held to be held at the offices of McCarthy Tétrault LLP, Suite 1300, 777-Dunsmuir Street, in the City of Vancouver, British Columbia, at the hour of 10:00 am (Vancouver Time) on August 16, 2010 for the following purposes:

1.	To receive the audited consolidated financial statements of the Company for the year ended December 31, 2009 and the report of the auditors thereon;

2.

To re-appoint KPMG LLP, Chartered Accountants, as auditors of the Company, to hold office until the next annual general meeting of the shareholders of the Company, and to authorize the directors of the Company to fix the auditors’ remuneration of the auditor;

3.	To elect the directors of the Company to hold office until their successors are elected at the next annual meeting of the Company;

4.

To consider and, if thought advisable, to pass, with or without variation, resolutions, the full text of which are set out in the accompanying management information circular (the “Information Circular”), to:

(a)

approve the asset purchase agreement dated July 9, 2010 (the “Asset Purchase Agreement”) between the Company and MHT, LLC (“Marco Hi-Tech”) and the performance by the Company of its obligations thereunder; and

(b)	the sale by the Company of all or substantially all of the assets of the Company at a price not less than the Purchase Price (as such term is defined in the Asset Purchase Agreement);

5.

To consider and, if thought advisable, to pass, with or without variation, resolutions, the full text of which are set out in the Information Circular, to approve the voluntary liquidation of the Company;

6.

To consider and, if thought advisable, to pass, with or without variation, resolutions, the full text of which are set out in the Information Circular, to approve the appointment of a liquidator of the Company;

7.

To consider and, if thought advisable, to pass, with or without variation, resolutions, the full text of which are set out in the Information Circular, to approve the change of the Company’s name to FMI Holdings Ltd. or such other name as may be acceptable to the board of directors of the Company or the British Columbia Registrar of Companies; and

8.	To consider such other matters as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting.

The directors of the Company have fixed July 14, 2010 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting in person, please complete, date and execute the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 9th floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, by mail or by hand, or as otherwise instructed in the form of proxy, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder of the Company and received these materials through a broker or other intermediary, please complete and return the materials in accordance with the instructions provided to you by your intermediary.

DATED at Vancouver, British Columbia as of the 19th day of July 2010.

By Order of the Board of Directors

“Charles A. Butt”
Charles A. Butt

President & Chief Executive Officer

FORBES MEDI-TECH INC.
Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8
Tel: (604) 689-5899 Fax: (604) 689-7641

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR
dated July 19, 2010

VOTING AND PROXIES

Solicitation of Proxies

This information circular is furnished to holders (“Shareholders”) of common shares (“Common Shares”) of Forbes Medi-Tech Inc. (the “Company”) in connection with the solicitation of proxies for use at the Annual and Special Meeting of Shareholders (the “Meeting”) to be held at the offices of McCarthy Tétrault LLP, Suite 1300, 777-Dunsmuir Street, in the City of Vancouver, British Columbia, at the hour of 10:00 am (Vancouver Time) on August 16, 2010 by the management of the Company. Solicitations of proxies will be made by mail and may be supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The costs of solicitation will be borne by the Company. The Company may also reimburse brokers or other persons holding Common Shares in their name, or in the names of nominees, for their reasonable expenses in sending proxies and proxy materials to beneficial owners and obtaining their proxies or voting instructions.

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual and Special Meeting (the “Notice of Meeting”). Unless otherwise specified, the information contained in this Information Circular is given as of July 19, 2010.

Appointment of Proxies

The persons named in the enclosed Form of Proxy (the “Proxy”) are nominees of the Company’s management. A Shareholder wishing to appoint a person (who need not be a Shareholder) to attend and act for him on his behalf at the Meeting, other than the persons designated as proxyholders in the enclosed Proxy, may do so by striking out the printed names and inserting the name of such other person in the blank space provided in the Proxy or by completing another proper form of proxy. The completed Proxy or other proper form of proxy must be delivered to Computershare Investors Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or as otherwise instructed in the form of proxy, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting. The Chairman of the Meeting has the discretion to accept proxies on the day of the Meeting.

Revocation of Proxies

A Shareholder who has given a Proxy may revoke it at any time before it is exercised by an instrument in writing (a) executed by the Shareholder or by his attorney authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation and (b) delivered to Computershare Investors Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or to the registered office of the Company at 200 – 750 W. Pender Street, Vancouver, British Columbia, V6C 2T8 (fax: 604-689-7641), at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law. Attendance at the Meeting and participation in a poll by a Shareholder will automatically revoke the Proxy.

Voting of Proxies and Exercise of Discretion by Proxyholders

The Common Shares represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for. If a Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. IF A CHOICE IS NOT SO SPECIFIED, THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING PROXY WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE PROXY.

The Proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to any matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting.

Notice to Non-Registered Shareholders

Most beneficial owners of Common Shares are NOT listed on the Company’s register of shareholders. Owners of Common Shares will not be listed on the Company’s register of shareholders if they hold their Common Shares through an intermediary, such as a brokerage firm, bank, trust company, RRSP, RRIF, TFSA, or other firm, financial institution or company. Owners of Common Shares not listed on the Company’s register of shareholders are referred to as “Beneficial Owners”.

The Company can only recognize votes and take instructions from Shareholders who are listed on its register of Shareholders. If you are a Beneficial Owner and wish to vote your Common Shares at the Meeting, you must either instruct your Intermediary on how to vote your Common Shares or instruct the Intermediary to authorize you or someone you appoint to attend and vote at the Meeting. To do so, you will need to complete a form of proxy sent to you by or on behalf of your Intermediary (the “Form of Proxy”), sign it and return it to your Intermediary or to another party directed by your Intermediary. If you wish to attend and vote at the Meeting yourself, you will need to strike out the names of the management nominees just before the blank space on the Form of Proxy, and insert your own name in the blank space. You can also appoint someone else to attend the Meeting and vote on your behalf by inserting that person’s name in the blank space instead of your own on the Form of Proxy.

The Company will be providing Meeting materials to the Intermediaries listed on its register of Shareholders (or listed by the depository or other agent used by the Intermediary). Unless you have waived the requirement to do so, the Intermediaries are required to forward these Meeting materials to you. In addition to the Form of Proxy, the Meeting materials will include this Information Circular.

Again, if you wish to give voting instructions to your Intermediary to vote on your behalf at the Meeting or if you wish to attend the Meeting and vote in person or have someone else attend and vote on your behalf, you must complete the Form of Proxy and return it in accordance with the instructions and time limits provided. This will enable your Intermediary either to vote your Common Shares as you have directed, or to give formal notice to the Company that you or someone you have appointed has the authority to attend and vote at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. As of July 19, 2010, the Company has 4,969,813 Common Shares outstanding and no Preferred Shares outstanding. Each Common Share carries the right to one vote.

The directors have fixed July 14, 2010 as the record date (the “Record Date”). Shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or adjournments thereof. To the knowledge of the directors and executive officers of the Company, there are no Shareholders who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares of the Company carrying more than 10% of the voting rights attached to all of the issued and outstanding Common Shares of the Company.

BUSINESS OF THE MEETING

Receive the Financial Statements

The financial statements for the Company for the twelve month period ended December 31, 2009 and the auditors’ report thereon will be placed before the Shareholders at the Meeting.

Appointment and Remuneration of Auditors

KPMG LLP was first appointed Auditors of the Company on October 13, 1998. The persons named in the Proxy will vote for the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Company to hold office until the next annual general meeting of the Shareholders. The persons named in the Proxy will also vote for authorizing the directors to fix the Auditors’ remuneration.

Election of Directors

Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated.

The following table sets out the names of the nominees for election as directors, the province or state in which each is ordinarily resident, a brief biography of each, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of Common Shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Number of Common Shares Beneficially Owned, Controlled, or Directled(1)
Charles A. Butt Ontario, Canada President and Chief Executive Officer; Director since 1999

President and Chief Executive Officer of the Company. Mr. Butt first joined the Company as Senior Vice President, Commercial Operations in July, 2000. He became President of the Company in May, 2001 and Chief Executive Officer in March, 2002. Mr. Butt has extensive international and North American experience in business management, marketing and sales in the healthcare industry. Prior to joining Forbes as Senior Vice President, Mr. Butt served as President of The Charson Group Inc., a healthcare consulting company, specializing in strategic planning and new product introductions, based in Toronto. Before moving into consulting, Mr. Butt headed up the Consumer Health Products Division for Lederle Laboratories (Canada), where he was responsible for the initiation and development of the Consumer Health Products Group. Mr. Butt has also worked in a variety of marketing and sales roles at Shulton Inc. in Europe, Africa and the Middle East as well as Colgate-Palmolive (UK). Educated in the UK, Mr. Butt holds a HND (B Comm.) Business Studies from Bristol Polytechnic (School of Business), a Post Graduate Diploma International Marketing Management from North East London Polytechnic (Graduate School), and he attended the Executive Business Administration Program at Queen’s University, School of Business, Kingston, Ontario.

5,587

Name, Residence, Position with the Company and Year First Became a Director(1)	Principal Occupation or Employment and Brief Biography(1)	Number of Common Shares Beneficially Owned, Controlled, or Directled(1)
Dr. Joe Dunne(2)(3)(4) Florida, U.S.A. Director since 2000; Chairman of the Board since May 2008
Independent Consultant to the Food Industry. Dr. Dunne is an independent consultant to the food industry. He was Chairman of the Board and CEO of Westgate Biologicals Ltd., a startup company in the Health Sciences area, from June, 1999 to December 2003. Dr. Dunne has had a distinguished career in the multi-billion dollar food ingredient industry. During his career, Dr. Dunne served as the President of Cultor Food Science from 1997 to 1999 with responsibility for global manufacturing and research & development as well as a worldwide network of sales offices and distributors. As President of Quest (Food) International from 1993 to 1997, Dr. Dunne managed the company’s Flavor and Food Ingredient activities in the USA, Canada and Mexico. He is a director of Westgate Biologicals Ltd. Since December, 2008, he has been Chairman of the Board of “Food for Health Ireland”, a largely government funded research and development consortium based at University College Cork, Ireland. Educated in Ireland, Dr. Dunne holds a B.Sc. and Ph.D. in Biochemistry from University College, Dublin and was a Postdoctoral Fellow at the University of California in San Diego and at the Max Planck Institute in Dortmund, West Germany.
4,480
Nitin Kaushal(2)(3)(4) Ontario, Canada Director since 2003
Managing Director, Desjardins Securities. Nitin Kaushal was appointed as a member of the Company’s Board of Directors and a member of the Company’s Audit Committee since September, 2003. Mr. Kaushal is employed with BioMS Medical Corp. as Executive Vice President and Managing Director since May 2010 Mr. Kaushal was previously employed with Desjardins Securities as Managing Director from July 2005 to March 2010, was an institutional salesperson at Orion Securities Inc. in Toronto, Ontario from January 2005 to July 2005 and was Managing Director, McFarlane Gordon / Vengate Capital, a Life Sciences and Healthcare Investment Banking & Advisory Firm based in Toronto, July 2001 to January 2005; and Managing Director, HSBC Securities from June 1997 to July 2001. Mr. Kaushal is also a director of Genizon Biosciences, Victhom Human Bionics and Protox Therapeutics. Mr. Kaushal previously served as a Senior Investment Manager with MDS Capital Corp, a Health and Life Sciences Venture Firm. Mr. Kaushal was also an Assistant Manager at Price Waterhouse. Mr. Kaushal was awarded a Bachelor of Science (Chemistry) from the University of Toronto and is a Chartered Accountant.
Nil
Greg Anderson(2)(3)(4) Ontario, Canada Director since 2008
Independent Management Consultant. Mr. Anderson is a freelance consultant, affiliated with Western Management Consultants, located in Toronto. He completed a 31-year career with the Johnson & Johnson Corporation, retiring as Vice-President, Human Resources for Janssen-Ortho Inc. in December 2006. He served on the Board of Directors for 26 years with three Johnson & Johnson affiliate companies, namely Ortho Pharmaceutical (Canada) Ltd., Ortho-McNeil Inc., and finally Janssen-Ortho Inc. He was a key leader in the management of two successful mergers and the resultant re-organizations. He is also a director of Pure Energy Visions Corporation. Mr. Anderson graduated with a B.A. from Queen’s University. He is also a Member of the Ontario Institute of Chartered Accountants.
Nil

Notes:

(1)

The information as to province or state of residence, principal occupation, brief biography and Common Shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2)	Audit Committee member.
(3)	Compensation Committee member.
(4)	Nomination and Corporate Governance Committee member.

To the best of the knowledge of the Company, no proposed director:

(a)

is or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity,

(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii)

was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

is or has been, within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Unless instructions are given to abstain from voting with respect to the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees named in the table above. Management of the Company has no reason to believe that any of such persons will be unable to serve as a director, but if that should occur for any reason prior to the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice.

PARTICULARS OF SPECIAL BUSINESS TO BE ACTED UPON

Background to the Asset Sale and Dissolution

The Company was formed as a result of a reorganization of the corporate structure of the company formerly known as Forbes Medi-Tech Inc. (which changed its name to Forbes Medi-Tech Operations Inc.) pursuant to a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act, which resulted in the Company becoming a reporting issuer. Under the Arrangement, Forbes Medi-Tech Operations Inc. became a wholly-owned subsidiary of the Company and shareholders of Forbes Medi-Tech Operations Inc. received Common Shares in exchange for their shares of Forbes Medi-Tech Operations Inc. The Common Shares of the Company commenced trading on the Toronto Stock Exchange (the “TSX”) and NASDAQ on March 3, 2008. References to the Company in this Information Circular are references to both the predecessor company known as Forbes Medi-Tech Inc. and the company known as Forbes Medi-Tech Inc. created under the Arrangement.

Following less-than-optimal results of the Company’s FM-VP4 phase II human trial in December 2006 and, owing to the Company’s limited financial resources, the Company’s board of directors (the “Board”) made the decision in mid-2008 to exit from all pharmaceutical development programs and focus on its core nutraceutical business through both organic growth and acquisition. As part of this initiative, the Company hired an investment banking firm to search for partners or acquisition targets that would potentially complement its existing business. The strategy was to fund any potential acquisition through a concurrent equity financing. While management conducted significant due diligence with respect to several potential partners or acquisition targets, followed by discussions regarding the terms of possible transaction, the Company was unable to complete a merger, acquisition or partnership arrangement (an “M&A Transaction”).

The economic meltdown precipitated by the 2007 credit crisis placed additional pressure on the Company’s cash resources and stock performance in 2008. As pressure on the Company’s cash resources and stock performance intensified, the Board determined to switch its focus from a potential M&A Transaction to a potential sale of the Company and/or its assets. During this period, the Company also received notices from the Toronto Stock Exchange (the “TSX”) and NASDAQ Capital Market (“NASDAQ”) indicating that the TSX and NASDAQ had each commenced reviews of the continued eligibility of the Common Shares for continued listing (on account of the fact that the Company did not satisfy market capitalization thresholds and minimum share price requirements). The de-listing of the Common Shares from both the TSX and NASDAQ further inhibited the Company’s ability to complete an M&A Transaction and significantly reduced its appeal as a potential acquisition target.

On March 26, 2010, the Company commenced negotiations with Marco Hi-Tech JV LLC regarding the acquisition by Marco Hi-Tech JV LLC (or an affiliate of Marco Hi-Tech JV LLC) of all or substantially all of the Company’s assets. On July 7, 2010, the Board received an opinion from Boenning & Scattergood, Inc. (the “Fairness Opinion”) that, subject to the assumptions and qualifications set forth therein, as of the date of the opinion, the aggregate consideration payable under a proposed transaction involving the Company and MHT, LLC (“Marco Hi-Tech”), an affiliate of Marco Hi-Tech JV LLC, is fair, from a financial point of view, to the Company. The full text of the Fairness Opinion is attached as Exhibit “A” hereto. On July 9, 2010, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Marco Hi-Tech for the sale of substantially all of the Company’s assets. Subject to approval of the Shareholders at the Meeting, the Board has approved a resolution to sell substantially all of the undertaking of the Company to Marco Hi-Tech and, after completion of the asset sale, liquidate the Company pursuant to the provisions of the Business Corporations Act (British Columbia) (the “Business Corporations Act”). Both management and the Board believe that the sale of all or substantially all of the assets in accordance with the Asset Purchase Agreement and the subsequent liquidation of the Company will provide the Company with the best opportunity to unlock shareholder value. See “Approval of the Asset Sale” and “Approval of the Liquidation” below.

Recent Developments

Subsequent to entering into the Asset Purchase Agreement with Marco Hi-Tech, the Company has received a written proposal (the “Proposal”) from Pharmachem Laboratories, Inc. (“Pharmachem”) which provides, subject to a satisfactory due diligence review in its sole discretion, that it is prepared to acquire all or substantially all of the assets of the Company for a cash price that exceeds the purchase price described in the Asset Purchase Agreement. The Proposal constitutes an Acquisition Proposal pursuant to the terms of the Asset Purchase Agreement.

The Board, after consultation with its outside legal counsel, has concluded that the Proposal would reasonably be expected to lead to a Superior Offer, as that term is defined in the Asset Purchase Agreement. The Company has entered into a confidentiality and standstill agreement with Pharmachem. Subject to the terms and conditions of the Asset Purchase Agreement, the Company intends to pursue discussions with Pharmachem to determine if the Proposal can become a firm offer that is financially superior to the transaction with March Hi-Tech and that the Company may otherwise treat as a Superior Offer under the Asset Purchase Agreement.

There can be no assurance that Pharmachem will in fact make a firm offer or, if it does make a firm offer, as to the price, terms or conditions thereof. In the event that Pharmachem does make a proposal that the Board determines constitutes a Superior Offer which the Company wishes to accept, Marco Hi-Tech would have the right, but not the obligation, to match such proposal within a 5 business day period. For additional information regarding the provisions of the Asset Purchase Agreement relating to third party proposals made subsequent to the Asset Purchase Agreement, including without limitation the Proposal, see “Approval of the Asset Sale – Key Terms of the Asset Purchase Agreement – Covenants Regarding Non-Solicitation” and “Approval of the Asset Sale – Key Terms of the Asset Purchase Agreement – Termination Rights”.

The Board confirms that it continues to support the Marco Hi-Tech transaction and confirms its unanimous conclusion that the transaction with Marco Hi-Tech is in the best interests of the Company and is fair to the Shareholders and its recommendation that Shareholders vote in favour of the Marco Hi-Tech transaction described in this Information Circular and more particularly in the Asset Purchase Agreement. The Asset Purchase Agreement with Marco Hi-Tech remains in effect as of the date of mailing of this Information Circular.

Approval of the Asset Sale

Description of the Asset Sale

Under the terms of the Asset Purchase Agreement between Marco Hi-Tech and the Company, the Company proposes to sell to Marco Hi-Tech all of its rights, title and interest in and to its nutraceutical products and certain assets and rights, including inventory, intellectual property rights, product packaging supplies and contractual rights, associated therewith (collectively, the “Assets”). The disposition of the Assets pursuant to the Asset Purchase Agreement or, if applicable, a contract or agreement in respect of a Superior Offer (the “Asset Sale”) will constitute a disposition by the Company of substantially all of its undertaking and, accordingly, must be approved by Shareholders.

Under the Asset Purchase Agreement, the Company will receive total consideration of US$1,396,899 for the Assets, subject to working capital adjustments for inventory. Closing of the transaction contemplated by the Asset Purchase Agreement (the “Marco Hi-Tech Transaction”) is conditional upon the fulfillment of certain conditions, including without limitation approval of the Marco Hi-Tech Transaction by the Shareholders. The closing date for the Marco Hi-Tech Transaction (the “Closing Date”) is expected to be on or before August 30, 2010.

Key Terms of the Asset Purchase Agreement

The following is a summary of the material terms of the Asset Purchase Agreement and is subject to, and is qualified in its entirety by, the full text of the Asset Purchase Agreement, a copy of which has been filed under the Company’s profile on www.sedar.com.

Purchase Price

Under the Asset Purchase Agreement, the Company will receive total consideration of US$1,396,899 for the Assets, subject to working capital adjustments for inventory described below. The purchase price shall comprise US$146,899 for saleable product with an expiration date of 18 months or more after the Closing Date (“Qualified Inventory”) and US$1,250,000 for the balance of the Assets.

Three business days prior to the Closing Date, the Company and Marco Hi-Tech will complete an inventory count to determine the value of the Qualified Inventory to be transferred to Marco Hi-Tech on the Closing Date. If the value of Qualified Inventory, as calculated in accordance with the Asset Purchase Agreement, is more than US$146,899, the purchase price shall be increased by the amount of such excess. If the value of the Qualified Inventory is less than US$146,899, the shortfall shall be deducted from the purchase price.

At Closing, US$250,000 of the purchase price for the Assets (the “Escrow Funds”) will be deposited into escrow with an escrow agent (the “Escrow Agent”). In the event that the Company is required to indemnify Marco Hi-Tech for any losses suffered by Marco Hi-Tech in connection with a breach by the Company of the Asset Purchase Agreement or in respect of pre-closing operations, the Escrow Funds will be used to satisfy the Company’s indemnification obligations.

Closing Conditions

The Asset Purchase Agreement provides that the obligations of Marco Hi-Tech to complete the Marco Hi-Tech Transaction are subject to satisfaction or waiver by Marco Hi-Tech of certain conditions precedent, including the following:

  the representations and warranties of the Company contained in the Asset Purchase Agreement will be accurate in all material respects;

  the Company shall have performed its covenants and obligations under the Asset Purchase Agreement in all material respects;

  the Shareholders will have approved the Marco Hi-Tech Transaction at the Meeting;

  the parties to certain identified contracts will have consented to their assignment;

  all encumbrances on the Assets, if any, will have been released and certain patents and trade-marks in respect of the Assets will have been assigned to Marco Hi-Tech;

  no action or proceeding will have been commenced against the Company which (i) seeks damages or relief in connection with the Marco Hi-Tech Transaction, (ii) could have the effect of preventing, delaying, making illegal, imposing limitations or conditions or otherwise interfering with the Marco Hi-Tech Transaction or (iii) having a material adverse effect on the Company or the Assets;

  the completion of the Marco Hi-Tech Transaction will not conflict with, or cause Marco Hi-Tech to suffer an adverse consequence, under applicable laws;

  the Company will have received all governmental or regulatory authorizations necessary to permit Marco Hi-Tech to sell the acquired products after the Closing Date; and

  no material adverse change shall have occurred with respect to the Company’s business or the Assets.

The Asset Purchase Agreement also provides that the obligations of the Company to complete the Marco Hi-Tech Transaction are subject to satisfaction or waiver by the Company of certain conditions precedent, including the following:

  the representations and warranties of Marco Hi-Tech contained in the Asset Purchase Agreement will be accurate in all material respects;

  Marco Hi-Tech shall have performed its covenants and obligations under the Asset Purchase Agreement in all material respects;

  the parties to certain identified contracts will have consented to their assignment; and

  no injunction will have come into effect under applicable laws subsequent to the date of the Asset Purchase Agreement which prohibits the completion of the Marco Hi-Tech Transaction.

Representations and Warranties

The Asset Purchase Agreement includes customary representations and warranties for a transaction of this nature, including representations and warranties of the Company with respect to: corporate organization; authority to complete the Marco Hi-Tech Transaction; due authorization and execution of the Asset Purchase Agreement; the Board’s determination to recommend that Shareholders vote in favour of the Marco Hi-Tech Transaction; governmental or regulatory consents and approvals; no violation of the Company’s constating documents, applicable laws or contracts; intellectual property rights; litigation; compliance with laws; title to the Assets; the absence of non-competition agreements or preferential obligations with respect to the Assets; correspondence with the U.S. Food and Drug Administration; inventory; the Company’s contracts; undisclosed liabilities; product liability and warranties; permits; insurance and accounts payable. The representation and warranties of Marco Hi-Tech include representations and warranties with respect to: corporate organization; authority to complete the Marco Hi-Tech Transaction; due authorization and execution of the Asset Purchase Agreement; governmental or regulatory consents and approvals; no violation of the Company’s constating documents or applicable laws; and litigation. Subject to certain limitations, each of the Company and Marco Hi-Tech shall indemnify the other for any liabilities or losses incurred as a result of a breach of any of its representations and warranties in the Asset Purchase Agreement.

Covenants

Prior to completion of the Marco Hi-Tech Transaction, the Company must use its commercially reasonable efforts to preserve the Company’s business and to preserve its goodwill and business relationships. Except with the consent of Marco Hi-Tech or as expressly permitted by the Asset Purchase Agreement, the Company shall not: (i) effect any material change to its business; (ii) enter into, terminate, modify or waive any agreement, understanding, commitment, relationship or transaction with respect to its business except in the ordinary course of the business consistent with past practices; (iii) amend, terminate, modify or waive any terms of the assumed contracts; (iv) sell, lease, grant a license with respect to or otherwise encumber or dispose of any of the Assets except in the ordinary course of the business consistent with past practices; (v) grant, create or suffer an encumbrance upon any of the Assets; (vi) incur any liability, contingent or otherwise, except in the ordinary course of the operation of its business; or (vii) defer the payment of any liability, or satisfy any other obligation in respect of the business or the Assets, other than in the ordinary course of the operation of its business The Company is also subject to certain covenants following the Closing Date. The Company, until the appointment of the Liquidator (as defined below), which appointment shall not occur until September 1, 2010, and thereafter the Liquidator will, among other things, cooperate with Marco Hi-Tech in order to enable Marco Hi-Tech to obtain any required governmental or regulatory approvals and to obtain, maintain and enforce all intellectual property acquired in connection with the Marco Hi-Tech Transaction.

Covenants Regarding Non-Solicitation

The Asset Purchase Agreement provides that the Company and its representatives will immediately cease any existing discussions or negotiations with any third party with respect to an alternative transaction (an “Acquisition Proposal”). Subject to certain exceptions described herein, neither the Company nor any of its representatives may: (i) solicit, initiate, encourage or induce the making, submission or announcement of any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal; or (iii) engage in discussions with any Person with respect to any Acquisition Proposal.

Notwithstanding the foregoing, the Company may furnish non-public information to, or enter into discussions with, any person or group who has submitted (and not withdrawn) an unsolicited Acquisition Proposal that the Board in good faith concludes may constitute a Superior Offer (as defined below) if, among other things: (i) the Company has not violated the non-solicitation covenants described above; (ii) the Board concludes in good faith, after consultation with its outside legal counsel, that such action is required in order for the Board to comply with its fiduciary obligations to the Company; (iii) prior to furnishing such non-public information, or entering into such discussions, the Company gives Marco Hi-Tech written notice of the identity of such person or group and all of the material terms and conditions of such Acquisition Proposal; (iv) the Company gives Marco Hi-Tech at least two business days advance notice of its intent to furnish such non-public information or enter into such discussions; and (iv) contemporaneously with furnishing any such non-public information to such person or group, the Company furnishes such non-public information to Marco Hi-Tech.

Termination Rights

Marco Hi-Tech may terminate the Asset Purchase Agreement if (i) a material breach of any provision of the Asset Purchase Agreement has been committed by the Company and such breach has not been cured within 30 days of notice of such breach or (ii) any of the closing conditions for the benefit of Marco Hi-Tech have not been satisfied by August 16, 2010. Marco Hi-Tech may also terminate the Asset Purchase Agreement if any of the following shall occur (each such event, a “Triggering Event”):

  the Board for any reason withdraws or amends in a manner adverse to Marco Hi-Tech its recommendation that Shareholders vote in favour of the Marco Hi-Tech Transaction;

  the Board fails to reaffirm such recommendation within ten business days after Marco Hi-Tech requests in writing that such recommendation be reaffirmed at any time following the public announcement of an Acquisition Proposal;

  the Board or any committee of the Board approves, endorses or recommends any Acquisition Proposal; or

  the Company enters into a letter of intent or other similar agreement accepting or otherwise relating to any Acquisition Proposal.

The Company may terminate the Asset Purchase Agreement if (i) a material breach of any provision of the Asset Purchase Agreement has been committed by Marco Hi-Tech and such breach has not been cured within 30 days of notice of such breach or (ii) any of the closing conditions for the benefit of the Company have not been satisfied by August 16, 2010. The Company may also terminate the Asset Purchase Agreement if it approves, endorses or recommends any Acquisition Proposal or enters into a letter of intent or other similar agreement accepting or otherwise relating to any Acquisition Proposal; provided, however, that the Company may only terminate the Asset Purchase Agreement in order to approve, endorse or accept an Acquisition Proposal if the Acquisition Proposal if:

  the proposed transaction (a “Superior Offer”) is more favourable to Shareholders than the Marco Hi-Tech Transaction (provided that no offer shall constitute a “Superior Offer” if any financing is required to consummate the transaction contemplated thereby);

  the Company provides written notice to Marco Hi-Tech that the Company has received a Superior Offer, specifying all of the material terms and conditions of such Superior Offer;

  Marco Hi-Tech does not, within five business days after receipt of such notice, make an offer in writing to the Board, which the Board, by majority vote, determines in its good faith judgment to be at least as favourable to the Shareholders as such Superior Offer;

  the Board concludes in good faith, after consultation with its outside counsel, that, in light of such Superior Offer, the withholding, withdrawal, amendment or modification of such Seller Board Recommendation is required in order for the Board to comply with its fiduciary obligations to the Company; and

  the Company has not violated any of its non-solicitation covenants in the Asset Purchase Agreement.

If Marco Hi-Tech terminates the Asset Purchase Agreement following a Triggering Event or the Company terminates the Asset Purchase Agreement in order to approve, endorse or accept a Superior Offer, the Company shall within two days of such termination pay Marco Hi-Tech a termination fee of US$150,000.

Asset Sale Resolutions

After due consideration, the Board has unanimously determined that the Asset Sale is in the best interest of the Company. At the Meeting, the Shareholders will be asked to vote on the following special resolutions approving the Asset Sale (the “Asset Sale Resolutions”):

“BE IT RESOLVED, as a special resolution that:

(i)

The asset purchase agreement dated July 9, 2010 between MHT, LLC and the Company, as may be amended from time to time (the “Asset Purchase Agreement”), the actions of the board of directors of the Company in approving the Asset Purchase Agreement, the actions of the directors and officers of the Company in executing and delivering the Asset Purchase Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby, confirmed, ratified, authorized and approved.

(ii)

The sale by the Company of all or substantially all of the assets of the Company (the “Asset Sale”) at a price not less than the Purchase Price (as such term is defined in the Asset Purchase Agreement) be and is hereby approved.

(iii)

Any director or officer of the Company be and is hereby authorized, for and on behalf of, and in the name of, the Company, to execute and deliver any agreements, documents and instruments and take any such action as such director or officer may determine to be necessary or desirable to complete the Asset Sale or otherwise implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such agreements, documents or instruments and the taking of any such action.

(iv)	The directors of the Company may decide in their sole discretion to abandon the Asset Sale without further action by the shareholders of the Company.”

The Board unanimously recommends that Shareholders vote FOR the Asset Sale Resolutions. For a discussion of the reasons the Board recommends that Shareholders vote in favour of the Asset Sale Resolutions (as well as the Liquidation Resolutions), see “ – Reasons for the Recommendation of the Board” below.

Required Shareholder Approval

Under Section 301(1)(b) of the Business Corporations Act, a company may not sell all or substantially all of its undertaking unless (a) it does so in the ordinary course of its business or (b) it has been authorized to do so by a special resolution. As the Asset Sale is not being completed in the ordinary course of the Company’s business, the Asset Sale Resolutions must be approved by a majority of 66⅔% of the affirmative votes cast at the Meeting.

Rights of Dissenting Shareholders

Because the sale of all or substantially all of the Company’s assets pursuant to the Asset Purchase Agreement or, if applicable, any contract or agreement the Company enters into in respect of a Superior Offer involves the disposition of all or substantially all of the undertaking of the Company, Shareholders have rights of dissent (“Dissent Rights”) with respect to the Asset Sale under Sections 237 to 247 of the Business Corporations Act. The Company reserves the right to not proceed with the Asset Sale if any Shareholders exercise their Dissent Rights. The following is a summary of the Dissent Rights only. Shareholders are referred to the full text of Sections 237 to 247 of the Business Corporations Act, the text of which is attached to this Information Circular as Exhibit “B”.

A registered Shareholder who wishes to exercise his, her or its Dissent Rights (a “Dissenting Shareholder”) must give written notice of such exercise (a “Notice of Dissent”) to the Company by delivering such Notice of Dissent to the Company not later than two days before the Meeting, in person or by registered mail, at its registered office at Suite 200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8. A registered Shareholder who wishes to exercise Dissent Rights must prepare a separate Notice of Dissent for (i) the registered Shareholder, if the registered Shareholder is dissenting on its own behalf, and (ii) each person who beneficially owns Common Shares registered in the name of such Shareholder and on whose behalf the registered Shareholder is dissenting. Beneficial Owners who wish to dissent should be aware that only the registered Shareholders are entitled to dissent. Accordingly, a Beneficial Owner desiring to exercise Dissent Rights must make arrangements for the Common Shares beneficially owned by such holder to be registered in the Beneficial Owner’s name prior to the time the Notice of Dissent is required to be received by the Company or make arrangements for the registered holder of the Common Shares to dissent on the Beneficial Shareholder’s behalf.

To be valid, a Notice of Dissent must:

(i)	identify the person on whose behalf the Dissent Rights are being exercised;

(ii)

set out the number of Common Shares in respect of which the registered Shareholder is exercising Dissent Right (the “Notice Shares”), which number cannot be less than all of the Common Shares held by the beneficial holder on whose behalf Dissent Rights are being exercised;

(iii)

if the Notice Shares constitute all of the Common Shares of which the Dissenting Shareholder is both the registered owner and beneficial owner and the Dissenting Shareholder owns no other Common Shares as beneficial owner, a statement to that effect;

(iv)

if the Notice Shares constitute all of the shares of which the Dissenting Shareholder is both the registered and beneficial owner but the Dissenting Shareholder owns additional Common Shares as beneficial owner, a statement to that effect, and:

(a)	the names of the registered owners of such additional Common Shares;

(b)	the number of Common Shares held by each such registered owner; and

(c)	a statement that Dissent Rights have been, or will be, duly exercised in respect of such additional Common Shares; and

(v)	if Dissent Rights are being exercised by the Dissenting Shareholder on behalf of a Beneficial Owner who is not the Dissenting Shareholder, a statement to that effect, and

(a)	the name and address of the Beneficial Owner, and

(b)	a statement that the Dissenting Shareholder is dissenting in respect of all Common Shares beneficially owned by such Beneficial Owner that are registered in the Dissenting Shareholder’s name.

The giving of a Notice of Dissent does not deprive a Dissenting Shareholder of his, her or its right to vote at the Meeting on the Asset Sale Resolutions. A vote against the Asset Sale Resolutions does not constitute a Notice of Dissent. A registered Shareholder is not entitled to exercise a Dissent Right with respect to any Common Shares if the registered Shareholder votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Asset Sale Resolutions. A Dissenting Shareholder, however, may vote as a proxy for a registered Shareholder whose proxy required an affirmative vote, without affecting his, her or its right to exercise Dissent Rights in respect of Common Shares owned by such Dissenting Shareholder.

If the Company intends to complete the Asset Sale on the authority of the Asset Sale Resolutions, it must send a notice (the “Notice to Proceed”) to each Dissenting Shareholder promptly after the later of:

(i)	the date on which the Company forms such intention to proceed; and

(ii)	the date on which the applicable Notice of Dissent was received.

If the Company has acted on the Asset Sale Resolutions, it must promptly send a Notice to Proceed to each Dissenting Shareholder. The Notice to Proceed must be dated not earlier than the date on which it is sent and must state that the Company intends to act or has acted on the authority of the Asset Sale Resolutions and advise the Dissenting Shareholder of the manner in which the exercise of Dissent Rights is to be completed.

On receiving a Notice to Proceed, Dissenting Shareholders are entitled to require the Company to purchase all of the Notice Shares in respect of which Dissent Rights were validly exercised. A Dissenting Shareholder who receives a Notice to Proceed is obliged to sell the Notice Shares to the Company and must send to the Company within one month after the date of the Notice to Proceed:

(i)	a written statement that the Dissenting Shareholder requires the Company to purchase all of the Notice Shares;

(ii)	the certificate(s) representing the Notice Shares; and

(iii)

if dissent is being exercised by the registered Shareholder on behalf of a Beneficial Owner who is not the Dissenting Shareholder, a written statement signed by the Beneficial Owner setting out whether the beneficial owner is the beneficial owner of other Common Shares and if so, setting out:

(a)	the names of the registered owners of such additional Common Shares;

(b)	the number of Common Shares held by each such registered owner; and

(c)	a statement that Dissent Rights have been duly exercised in respect of such additional Common Shares.

The Company and a Dissenting Shareholder may agree on the pay-out value of the Notice Shares held by such Dissenting Shareholder. If the Company and a Dissenting Shareholder agree on a pay-out value, the Company must either promptly pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that the Company is unable lawfully to pay the aggregate pay-out value to Dissenting Shareholders because the Company is insolvent or because payment would render the Company insolvent.

If the Company and a Dissenting Shareholder do not agree on pay-out value of the Notice Shares held by such Dissenting Shareholder, either the Company or the Dissenting Shareholder may apply to the court and the court may:

(i)	determine the pay-out value of the Notice Shares or order that the pay-out value of the Notice Shares be established by arbitration or by reference to the registrar or a referee of the court;

(ii)	join in the application each Dissenting Shareholder who has not agreed with the Company on the amount of the pay-out value of the Notice Shares; and

(iii)	make consequential orders and give directions it considers appropriate.

Promptly after a determination of the pay-out value of the Notice Shares has been made, the Company must either pay that amount to the Dissenting Shareholder or send a notice to the Dissenting Shareholder that the Company is unable lawfully to pay the aggregate pay-out value to Dissenting Shareholders because the Company is insolvent or because payment would render the Company insolvent. If a Dissenting Shareholder receives a notice that the Company is unable to lawfully pay Dissenting Shareholders for their Notice Shares, such Dissenting Shareholder may, within 30 days after receipt, withdraw his, her or its Notice of Dissent. If the Notice of Dissent is not withdrawn, the Dissenting Shareholder remains a claimant against the Company to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its Shareholders.

Any notice required to be given by the Company or a Dissenting Shareholder to the other in connection with the exercise of Dissent Rights will be deemed to have been given and received, if delivered, on the day of delivery, or, if mailed or is sent by telecopier or other similar form of transmission, the first business day after the date of mailing or transmittal.

A registered Shareholder who:

(i)	properly exercises Dissent Rights by strictly complying with all of the procedures (“Dissent Procedures”) required to be complied with by a Dissenting Shareholder, will:

(a)	be bound by the Dissent Rights set forth in the Business Corporations Act;

(b)	be deemed not to have participated in the Asset Sale; and

(c)	cease to have any rights as a registered Shareholder other than the right to be paid for the Common Shares by the Company in accordance with the Dissent Procedures, or

(ii)	seeks to exercise the Dissent Right, but:

(a)	who for any reason does not properly comply with each of the Dissent Procedures required to be complied with by a Dissenting Shareholder, or

(b)	subsequent to giving his or her Notice of Dissent, acts inconsistently with such dissent,

will in each case be deemed to have participated in the Asset Sale on the same basis as each non-Dissenting Shareholder.

A Dissenting Shareholder may not withdraw a Notice of Dissent without the consent of the Company. A Dissenting Shareholder may, with the written consent of the Company, at any time prior to the payment to the Dissenting Shareholder of the full amount of money to which the Dissenting Shareholder is entitled under the Business Corporations Act, abandon such Dissenting Shareholder’s dissent to the Asset Sale by giving written notice to the Company, withdrawing the Notice of Dissent, by depositing such notice with the Company, or mailing it to the Company by registered mail, at its registered office at Suite 200 – 750 West Pender Street, Vancouver, British Columbia, V6C 2T8, and will then be deemed to have participated in the Asset Sale on the same basis as each non-Dissenting Shareholder.

Registered Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Asset Sale and the Dissent Rights.

Approval of the Liquidation

Description of the Liquidation

The Board proposes, for the reasons described below, to voluntarily liquidate the Company (the “Liquidation”) pursuant to Section 319 of the Business Corporations Act. The Liquidation will become effective and commence on a date to be determined by the Board but, in any event, by no later than September 28, 2010 (the “Liquidation Commencement Date”). The Board intends to set the Liquidation Commencement Date as promptly as practicable. On the Liquidation Commencement Date, the Company proposes to appoint Abakhan & Associates Inc. (the “Liquidator”) as the liquidator of the estate and effects of the Company for the purpose of distributing the Company’s assets. Under the Asset Purchase Agreement, the Liquidator may not be appointed until September 1, 2010.

Resolutions Approving Liquidation and Appointment of Liquidator

After due consideration, the Board has unanimously determined that the Liquidation is in the best interest of the Company. At the Meeting, the Shareholders will be asked, pursuant to Section 319(1) of the Business Corporations Act, to vote on the following special resolutions approving the Liquidation (the “Liquidation Resolutions”):

“BE IT RESOLVED, as a special resolution that:

(i)

The Company be and is hereby authorized to proceed with a liquidation pursuant to Section 319 of the Business Corporations Act (British Columbia) (the “Liquidation”), which liquidation shall commence at a time to be determined by the Company but, in any event, by no later than September 28, 2010.

(ii)

Any director or officer of the Company be and is hereby authorized, for and on behalf of, and in the name of, the Company, to execute and deliver any documents and instruments and take any such action as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action.

(iii)	The directors of the Company may decide in their sole discretion to abandon the Liquidation without further action by the shareholders of the Company.”

In connection with the Liquidation, the Shareholders will also be asked, pursuant to section 319(2) of the Business Corporations Act, to vote on the following ordinary resolution approving the appointment of the Liquidator (the “Liquidator Resolutions”):

“BE IT RESOLVED, as an ordinary resolution that:

(i)

The Company be and is hereby authorized to appoint Abakhan & Associates Inc. as liquidator (the “Liquidator”) of the Company pursuant to Section 319(2) of the Business Corporations Act (British Columbia) (the “Business Corporations Act”), to hold all assets and liabilities of the Company and distribute all assets of the Company once the Company has satisfied all claims and liabilities in accordance with the Company’s plan of liquidation, which appointment shall become effective and commence on the commencement of the liquidation of the Company.

(ii)	The directors of the Company are hereby authorized to set the Liquidator’s remuneration pursuant to Section 319(2) of the Business Corporations Act.

(iii)

Any director or officer of the Company be and is hereby authorized, for and on behalf of, and in the name of, the Company, to execute and deliver any documents and instruments and take any such action as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action.

(iv)	The directors of the Company may decide in their sole discretion not to proceed with the appointment of the Liquidator without further action by the shareholders of the Company.”

The Board unanimously recommends that Shareholders vote FOR the Liquidation Resolutions and the Liquidator Resolutions. For a discussion of the reasons the Board recommends that Shareholders vote in favour of the Liquidation Resolutions and the Liquidator Resolutions (as well as the Asset Sale Resolutions) see “ – Reasons for the Recommendation of the Board” below.

Required Shareholder Approval

Under Section 319(1) of the Business Corporations Act, a company may liquidate if it has been authorized to do so by a special resolution. Under Section 319(2) of the Business Corporations Act, a company must, at the same time as the special resolutions approving a liquidation is passed, appoint a liquidator by ordinary resolution. Accordingly, the Liquidation Resolutions must be approved by a majority of 66⅔% of the affirmative votes cast at the Meeting and the Liquidator Resolutions must be approved by a simple majority of 50% of the affirmative votes cast at the Meeting.

Liquidation Procedure

Under the proposed Liquidation, the Liquidator will liquidate the Company’s assets and discharge or settle all of its liabilities. At such time as the Liquidator determines that it is able to do so in accordance with the provisions of the Business Corporations Act, the Liquidator will distribute the Company’s remaining assets to the Shareholders on a pro rata basis in accordance with the liquidation provisions of the Business Corporations Act. The dissolution process will take approximately six months and, in any event, will not be completed until the Escrow Funds are released from escrow in accordance with the terms of the Asset Purchase Agreement. See “Approval of the Asset Sale – Key Terms of the Asset Purchase Agreement – Purchase Price”.

As of July 19, 2010, the Company had net assets of approximately $537,000, representing a net asset value per Common Share of $0.11. Subject to the qualifications set out below, and following completion of the Asset Sale and satisfaction of certain liabilities, including the payment of fees and expenses incurred in connection with the Asset Sale and the Liquidation and an aggregate of $1,737,000 of severance payments payable in connection with the proposed Liquidation, the Company currently expects to have net assets of approximately $400,000 to $650,000, representing $0.08 to $0.13 per Common Share, will be available for distribution upon dissolution of the Company.

While the Company believes its estimate of the anticipated assets available for distribution to Shareholders is reasonable, a number of factors could cause the net assets available for distribution to Shareholders upon dissolution to be lower than expected, including without limitation the following: (i) unanticipated fees or expenses incurred in connection with the Asset Sale and Liquidation; (ii) other unforeseen expenses, liabilities or obligations; (iii) litigation and products liability risks; (iv) decreases in the value of non-cash assets; or (v) obligations to indemnify Marco Hi-Tech in accordance with the terms of the Asset Purchase Agreement. If the Company’s expenses, liabilities and obligations are higher than current estimates, or if any unforeseen expenses, liabilities or obligations arise, including obligations to indemnify Marco Hi-Tech under the Asset Purchase Agreement, the actual amount distributed to Shareholders may be lower, and possibly substantially lower, than $0.08 per share.

Canadian Income Tax Consequences of the Liquidation

The following is a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders receiving a distribution pursuant to the Liquidation.

This summary is based on the current provisions of the Income Tax Act (Canada), as amended (the “ITA”), the regulations thereunder (the “Regulations”), and the current administrative practices of the Canada Revenue Agency. This summary also takes into account the amendments to the ITA and Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. However, no assurances can be given that the Proposed Amendments will be implemented in their current form or at all. The summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and it is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors for advice with respect to their particular circumstances.

Shareholders Resident in Canada

This portion of the summary is applicable only in respect of a Shareholder that: (i) is, or is deemed to be, resident in Canada for the purposes of the ITA; (ii) holds its Common Shares as capital property; and (iii) deal at arm’s length with, and is not affiliated with, the Company (a “Resident Shareholder”).

This summary is not applicable to a Resident Shareholder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules (both as defined in the ITA); (ii) that is a “specified financial institution” as defined in the ITA; (iii) who has made an election under the functional currency rules in section 261 of the ITA; (iv) an interest in which is a “tax shelter investment” as defined in the ITA; or (v) who acquired their Common Shares on the exercise of employee stock options The Common Shares will generally be considered to be capital property to a Resident Shareholder provided that the Resident Shareholder does not hold such Common Shares in the course of carrying on a business of buying and selling shares and has not acquired such Common Shares in a transaction considered to be an adventure in the nature of trade. Certain Resident Shareholders who might not otherwise be considered to hold such Common Shares as capital property may be entitled to have them treated as capital property by making an election under subsection 39(4) of the ITA.

Deemed Dividend on Distribution

In general, a Resident Shareholder would be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the property distributed to the Resident Shareholder by the Company in respect of the Common Shares held by such Resident Shareholder (in cash and/or other property) exceeds the paid-up capital of such Common Shares. However, the Company does not expect that the amount so distributed will exceed the paid-up capital of such Common Shares. Accordingly the Company does not expect that a taxable dividend will be received by any such Resident Shareholder.

Capital Gains and Losses

A Resident Shareholder will also be considered to have disposed of the Resident Shareholder’s Common Shares for proceeds of disposition equal to the amount distributed to the Resident Shareholder (being the fair market value of the cash and/or other property distributed), less the amount of any dividend deemed to have been received. The resulting disposition will give rise to a capital gain (or capital loss) to the Resident Shareholder, generally equal to the amount by which such proceeds of disposition exceed (or are exceeded by) the aggregate of the Resident Shareholder’s adjusted cost base and any expenses incurred by the Resident Shareholder for the purposes of making the disposition.

In the case of a corporate Resident Shareholder, the amount of any capital loss on a Common Share may be reduced by the amount of dividends received or deemed to have been received by it on such Common Share, to the extent and under the circumstances prescribed by the ITA. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares (either directly or through another partnership or trust).

A Resident Shareholder’s taxable capital gain (or allowable capital loss) from the disposition of Common Shares will be equal to one-half of the amount of the Resident Shareholder’s capital gain (or capital loss) in respect of such disposition. The Resident Shareholder must include any such taxable capital gain in income for the taxation year of the disposition, and may, subject to the detailed provisions of the ITA, deduct any such allowable capital loss from taxable capital gains in the year in which such allowable capital loss is realized. Subject to the detailed rules contained in the ITA, any remaining allowable capital loss may generally be applied to reduce net taxable capital gains realized by a Resident Shareholder in the three preceding and in all subsequent taxation years.

A Resident Shareholder that is throughout the year a “Canadian-controlled private corporation” (as defined in the ITA) may be liable to pay an additional tax of 6⅔%, refundable in certain circumstances, on certain investment income, including taxable capital gains.

In general terms, a Resident Shareholder who is an individual (other than certain trusts) that realizes a capital gain on the disposition or deemed disposition of the Common Shares may be liable for a minimum tax under the ITA. Resident Shareholders that are individuals should consult their own tax advisors in this regard.

Non-Resident Shareholders

This portion of the summary is applicable only to a Shareholder who, for the purposes of the ITA and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; (ii) does not and will not use or hold or be deemed to use or hold the Common Shares in, or in the course of, carrying on business in Canada; and (iii) is not, and is not deemed to be, an insurer who carries on an insurance business in Canada and elsewhere (a “Non-Resident Shareholder”).

Deemed Dividend on Distribution

In general, a Non-Resident Shareholder would be deemed to have received a taxable dividend equal to the amount, if any, by which the fair market value of the property distributed to the Non-Resident Shareholder by the Company in respect of the Common Shares held by such Non-Resident Shareholder (in cash and/or other property) exceeds the paid-up capital of such Common Shares. Any dividend that is, or is deemed to be, received by a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian income tax treaty or convention. However, the Company does not expect that the amount so distributed will exceed such paid-up capital. Accordingly the Company does not expect that a taxable dividend will be received by any such Non-Resident Shareholder.

Capital Gains and Losses

A Non-Resident Shareholder will also be considered to have disposed of the Non-Resident Shareholder’s Common Shares for proceeds of disposition determined as described above in respect of Resident Shareholders.

A Non-Resident Shareholder will not be subject to tax under the ITA in respect of a capital gain realized on the disposition of the Common Shares provided the Common Shares do not constitute “taxable Canadian property” for the purposes of the ITA. Pursuant to the Proposed Amendments, as the Common Shares are not listed on any stock exchange, the Common Shares will not generally constitute taxable Canadian property to a Non-Resident Shareholder at the time of disposition provided that at no particular time during the 60-month period preceding the Liquidation was more than 50% of the fair market value of such Common Share derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the ITA), (iii) “timber resource properties” (as defined in the ITA), and (iv) options or interests in respect of property described in (i) to (iii). The Company does not believe that, at any time in the 60-month period preceding the Liquidation, more than 50% of the fair market value of the Common Shares was derived directly or indirectly from such property. The Common Shares may be deemed to constitute taxable Canadian property to a particular Non-Resident Shareholder in certain circumstances under the ITA.

In the event that the Common Shares constitute taxable Canadian property to a particular Non- Resident Shareholder, any resulting capital gain may be exempt from tax under the ITA if the Non-Resident Shareholder is resident in a country with which Canada has an income tax treaty or convention.

This Information Circular does not address any tax considerations other than certain Canadian federal income tax considerations. All Non-Resident Shareholders are urged to consult their own tax advisors in light of their specific circumstances.

Approval of Name Change

In connection with the Asset Sale or Liquidation, the Company may wish to sell, transfer or assign all of its rights, title and interest in and to the “Forbes Medi-Tech” name. In the event that the Company wishes to sell, transfer or assign its right, title and interest in and to the “Forbes Medi-Tech” name, the Company will be required to change its name. Accordingly, the Shareholders are being asked to approve the change of the Company’s name to “FMI Holdings Ltd.” or such other name or such other name as may be acceptable to the Board and the British Columbia Registrar of Companies.

At the Meeting, the Shareholders will be asked to vote on the following special resolutions approving the potential change of the Company’s name (the “Name Change Resolutions”):

“BE IT RESOLVED, as a special resolution that:

(i)

The Articles of the Company be amended to change the name of the Company to “FMI Holdings Ltd.” or such other name as may be acceptable to the board of directors of the Company and the British Columbia Registrar of Companies.

(ii)

Any director or officer of the Company be and is hereby authorized, for and on behalf of, and in the name of, the Company, to execute and deliver any documents and instruments and take any such action as such director or officer may determine to be necessary or desirable to give effect to the name change contemplated by this special resolution, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such action.

(iii)	The directors of the Company may decide in their sole discretion to abandon the name change contemplated by this special resolution without further action by the shareholders of the Company.”

Under Section 263 of the Business Corporations Act, a company may not change its name unless it has been authorized to do so by a special resolution. Accordingly, the Name Change Resolutions must be approved by a majority of 66⅔% of the affirmative votes cast at the Meeting. The Board unanimously recommends that Shareholders vote FOR the Name Change Resolutions.

Reasons for the Recommendation of the Board

The Board has determined that the Asset Sale and the Liquidation are advisable and in the best interests of the Company. In the course of reaching its decision to approve the Asset Sale and the Liquidation, and to recommend that Shareholders vote in favour of the Asset Sale Resolutions, the Liquidation Resolutions and the Liquidator Resolutions, the Board consulted with the Company’s senior management and its legal advisors. The Board carefully considered a number of factors in concluding that the Asset Sale and Liquidation is in the best interests of the Company, including the following:

  the Fairness Opinion to the Board that, subject to the assumptions and qualifications set forth therein, as of the date of the opinion, the aggregate consideration payable under the Asset Purchase Agreement is fair, from a financial point of view, to the Company;

  the fact that the Asset Sale and the Liquidation are the result of the consideration of strategic alternatives over a two year period, including hiring an investment banking firm to search for partners or acquisition targets that would potentially complement its existing business;

  the fact that the de-listing of the Common Shares from the TSX and NASDAQ has had a significant adverse effect on the ability of the Company to raise the equity financing to execute its business plan and has significantly diminished its ability to complete an M&A Transaction on favourable terms;

  the fact that the de-listing of the Common Shares from the TSX and NASDAQ has had a significant adverse effect on liquidity of the Common Shares and the ability of the Shareholders to recognize the value of their Common Shares;

  the prospects of the Company as a going concern and current industry, economic and market conditions and trends;

  the fact that the Company may terminate the Asset Purchase Agreement in order to accept a Superior Offer;

  the fact that the Asset Sale and the Liquidation must each be approved by a majority of 66⅔% of the affirmative votes cast at the Meeting; and

  the fact that Shareholders will have dissent rights in respect of the Asset Sale.

In light of these and other factors, the Board has unanimously concluded that the Asset Sale and Liquidation represent the best opportunity for the Company to return value to Shareholders. The foregoing list of factors is not intended to be exhaustive but, rather, summarizes the material factors considered by the Board in its consideration of the Asset Sale and the Liquidation. The Board collectively reached its unanimous decision with respect to the Asset Sale and Liquidation in light of the factors described above and other factors that each member of the Board considered appropriate. In reaching its conclusions, the Board did not find it useful or practical to, nor did it, assign any relative or specific weight to each of the factors, and individual members of the Board may have given different weight to different factors. The Board’s determination and recommendation was made after consideration of all of the factors relating to the Arrangement and in light of their own knowledge of the business, financial condition and prospects of the Company.

All members of the Board who hold Common Shares will vote their Common Shares in favour of the Asset Sale Resolutions, the Liquidation Resolutions and the Liquidator Resolutions.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Board has established a Compensation Committee to evaluate the compensation of the executive officers of the Company and assure that they are compensated fairly in a manner consistent with the compensation strategy of the Company, internal equity considerations, and the competitive environment. Since the Company’s last annual general meeting held on May 21, 2009, the Compensation Committee has been comprised of the Company’s three independent directors, namely, Joe Dunne (Chair), Nitin Kaushal and Greg Anderson.

Objectives

The Company’s compensation objectives are:

(i)	to motivate executives to achieve important corporate and personal performance objectives and reward them when such objectives are met;

(ii)	to encourage commitment to the Company and its objectives;

(iii)	to recruit and retain highly qualified executive officers by offering overall compensation which is competitive with that offered for comparable positions in other comparable companies; and

(iv)	to align the interests of executive officers with the long-term interests of Shareholders through participation in the Option Plan (as defined below).

Currently, the Company’s executive compensation package consists of the following principal components: salary, eligibility for annual cash bonus, RRSP contributions, various health plan and insurance benefits generally available to all employees of the Company, and long-term incentive in the form of stock options. In addition, the Chief Executive Officer receives a car allowance, and the Company maintains director’s and officer’s liability insurance for its own benefit as well as the benefit of its directors and officers.

In determining compensation, the Compensation Committee has typically referred to industry, local and national surveys, and has historically also relied on reports prepared by independent consultants.

Salaries

Salaries for executive officers are set out in each executive’s employment agreement, as amended from time to time.

Such salaries are to be reviewed annually, and pursuant to the terms of the employment agreements, shall be increased each year by such amount as is determined by the Board or the Compensation Committee, provided that in no event shall the salary for any fiscal year be less than the salary payable in the previous fiscal year. The employment agreements for all Named Executive Officers (see “Summary Compensation Table” below) were entered into prior to 2008, when the Company’s business included the research, development and commercialization of pharmaceutical products, in addition to the Company’s current business of the development, commercialization and sale of nutraceutical products, and in particular, Reducol™, the Company’s cholesterol-lowering food and dietary supplement ingredient. The initial annual salaries of the Company’s Named Executive Officers as negotiated at the time of their hiring or on reaching the level in the Company of their current position were based on the Company’s evaluation of the responsibilities inherent in the position held and the individual’s experience and past performance, as well as by reference to the competitive marketplace for management talent at other comparable companies.

In its 2008 and 2009 year-end reviews of salaries, the Compensation Committee recommended, and the Board concurred, that based on the Company’s capital resources, the Company’s need for further financing, and the fact that financings for companies such as Forbes have always been, and particularly in the current economic climate, continue to remain, challenging, the Company’s priority was to conserve cash and accordingly, no salary increases were given for 2009 or 2010.

Perquisites and Personal Benefits

Perquisites and personal benefits such as car allowances (Charles Butt - $500 per month) and parking (Charles Butt, Laura Wessman, David Goold and David Stewart) which are not offered to employees generally are negotiated with each Named Executive Officer at the time of their hiring or promotion. The Company has established a matching RRSP contribution plan and a life insurance, dental and medical plan that is available to all of its full time employees, including the Named Executive Officers.

Bonus Plan

The Compensation Committee has the discretion whether to grant bonuses to employees from time to time.

Typically, the Compensation Committee makes such determination at the end of each year. If bonuses are to be granted, they will be based on the achievement by both the Company and the employee of objectives set out for them at the end of the previous year.

The Company’s objectives, which also constitute the personal objectives of the Chief Executive Officer, are set by the Compensation Committee in consultation with the Chief Executive Officer. Values are assigned to each objective for purposes of determining the Chief Executive Officer’s following year-end bonus, if any. The Chief Executive Officer in turn sets objectives for the executive officers who report to him, in consultation with such officers, and they in turn set objectives for their staff. The achievement of an employee’s objectives, other than the Chief Executive Officer, is based on the combined achievement of the Company’s objectives and objectives personal to the employee. The percentage of an employee’s bonus based on the achievement of the Company’s objectives increases with the level of the employee. Bonuses may be awarded up to the following percentages of an employee’s salary: President and Chief Executive Officer - 50%; Senior Vice President, Operations and Chief Financial Officer - 35%; Vice President - 30%; Director - 20%; Manager and below - 15%.

The Company was not able to complete a financing or strategic business combination, or “M&A” type transaction, by the end of the year. As a result, and in view of the Company’s need to conserve its cash resources, the Compensation Committee determined that no bonuses would be granted for 2009.

Options

The Company’s current stock option plan was initially proposed by management to the Compensation Committee in 2007, was subsequently approved by the Board on April 12, 2007 and was ratified by the Shareholders at the Company’s 2007 annual general meeting held on May 17, 2007 (the “Option Plan”). Options to purchase Common Shares are granted to the Named Executive Officers from time to time pursuant to the Option Plan as a means of aligning the interests of such officers with those of Shareholders, attracting and retaining personnel, and acting as a longer-term incentive to such personnel to encourage commitment to the Company and its objectives.

The granting of options is entirely at the discretion of the Compensation Committee. There is no set time for considering or granting options to employees.

Options to be granted to employees are usually proposed by the Chief Executive Officer for consideration by the Compensation Committee. Typically, proposals are made for option grants to all Company employees, except in the case of the grant of options to a new hire which is usually made at the time of hire or shortly thereafter. Each individual’s grant is based, at a minimum, on such employee’s position and level of responsibility in the Company, the duration of the individual’s employment with the Company, the number and terms of stock options then held by the employee, the employee’s current performance and expected future performance and value to the Company, and the number of options remaining for grant pursuant to the Option Plan.

In January 2009, options to purchase a total of 70,000 Common Shares at an exercise price of $0.20 per share with an expiry date of December 31, 2013 were granted to all employees, in recognition of the fact that no salary increases for 2009 or bonuses for 2008 were awarded and to help motivate the employees to achieve the Company’s objectives. Of these, options to purchase 33,000 Common Shares were granted to the then Named Executive Officers as follows:

  Charles Butt, Chief Executive Officer - 12,000

  Laura Wessman, Senior Vice-President, Operations - 8,000

  David Goold, Chief Financial Officer - 8,000

  David Stewart, Vice President, Regulatory Affairs - 5,000

Termination and Change of Control Payments

There were no termination or change of control payments made to the Named Executive Officers in 2009. For a discussion of termination and change of control payments contained in the employment agreements of the Named Executive Officers, see “Termination and Change of Control Benefits” below.

Directors’ & Officers’ Liability Insurance

The Company maintains directors’ and officers’ liability insurance coverage through a policy covering the Company and its subsidiaries, which currently has an annual aggregate policy limit of US$5,000,000, subject to a deductible of up to US$250,000 per loss. This insurance provides coverage for indemnity payments made by the Company to its directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by the Company. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage. The policy premiums are paid entirely by the Company. The current term (February 26, 2010 to February 25, 2011) premiums aggregate US$130,000 for an annual aggregate policy limit of US$5 million (previous term premiums, February 26, 2009 to February 25, 2010, were US$130,000 for an annual aggregate policy limit of US$5 million, subject to a deductible of US$250,000 per loss).

Performance Graph

The graph below compares cumulative total Shareholder return on the Common Shares for the last five financial years with the total cumulative return from the NASDAQ over the same period. The graph assumes that $100 was invested on December 31, 2004 in the Company and in the index, and that all dividends have been reinvested. Unless otherwise noted, each plot point on the graph represents the Company’s financial year-end for the indicated year.

For the majority of the time period covered by the above graph, the Company was primarily focused on pharmaceutical research and development, in addition to the development and commercialization of its current nutraceutical business. The Company was very active in this time period in its efforts to develop a cholesterol-lowering pharmaceutical, which included the preparation and completion of two human clinical trials. The Company was also, and continues to be, very active in the commercialization of its cholesterol-lowering food and dietary supplement ingredient, Reducol™, and the development of other nutraceutical ingredients. The Company also completed major asset purchases and sales during this time period and, in 2008, shifted its focus from pharmaceuticals to nutraceuticals. While the Company’s share price has trended downwards throughout the time period indicated, one of the factors in this trend has been related to market conditions in the biotech industry in general. In the meantime, the Company has continuously needed to attract, motivate and retain personnel of high caliber, with professional expertise and skill, to carry out the evolving mandate of the Company. Accordingly, the compensation of the Company’s executive officers has remained at competitive levels, with an overall decrease in total compensation for 2009 for the President & Chief Executive Officer, Chief Financial Officer and Senior Vice-President Operations, due in part to the Company’s need to conserve its cash resources, as discussed further above under “Salaries” and “Bonus Plan”.

Summary Compensation Table

The following table sets forth certain information regarding the compensation for the fiscal year ended December 31, 2009 of (i) the Chief Executive Officer of the Company in such year (ii) the Chief Financial Officer of the Company in such year and (iii) the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the Chief Executive Officer and Chief Financial Officer, at December 31, 2009, whose total compensation was, individually, more than $150,000 for 2009 (calculated in accordance with the prescribed form), or who would have been such an executive officer but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of 2009 (collectively, the “Named Executive Officers”).

					Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(1)	Annual incentive plans(2)	Long-term incentive plans(3)	Pension value ($)	All other compensaation(4) ($)	Total compensation ($)
Butt, Charles President and Chief Executive Officer	2009	378,804	Nil	1,575	Nil	Nil	Nil	24,736	405,115
	2008	378,804	Nil	22,954	Nil	Nil	Nil	20,838	422,596
	2007	370,650	Nil	200,945	37,065	Nil	Nil	19,941	628,601
Goold, David, CA Chief Financial Officer	2009	187,793	Nil	1,050	Nil	Nil	Nil	13,421	202,264
	2008	187,793	Nil	11,477	Nil	Nil	Nil	9,147	208,417
	2007	183,750	Nil	33,398	16,078	Nil	Nil	9,105	242,331
Nestor, John, Dr. Chief, Scientic Officer(5)	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	96,302	Nil	Nil	Nil	Nil	Nil	278,133	374,435
	2007	241,695	Nil	13,833	16,919	Nil	Nil	6,257	278,704
Wessman, Laura Senior Vice-President, Operations	2009	202,867	Nil	1,050	Nil	Nil	Nil	17,555	221,472
	2008	202,867	Nil	14,346	Nil	Nil	Nil	13,168	230,381
	2007	198,500	Nil	71,209	17,369	Nil	Nil	13,290	300,368
Motley, Jeff Vice-President, Marketing and Sales(6)	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2008	60,745	Nil	Nil	Nil	Nil	Nil	248,815	309,560
	2007	158,500	Nil	58,806	9,510	Nil	Nil	16,527	243,343
Stewart, David Dr. Vice-President, Regulatory Affairs	2009	140,576	Nil	656	Nil	Nil	Nil	10,418	151,650
	2008	137,787	Nil	5,739	Nil	Nil	Nil	9,936	153,462
	2007	130,367	Nil	37,498	3,881	Nil	Nil	9,536	181,282

Notes:

(1)

For a description of the outstanding options for each Named Executive Officers, see “Outstanding Share-Based and Option-Based Awards”. The fair value of each granted option was determined using the Black-Scholes option pricing model, according to Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants.

(2)	Amounts paid pursuant to our Bonus Plan. For a description of this Plan, see “Bonus Plan” below.
(3)	We do not provide non-equity incentive plan compensation related to a period longer than one year.
(4)

For the years ended December 31, 2007 through December 31, 2009, “All Other Compensation” consists of vacation payout in 2009 for Messrs. Butt, Goold of $2,914, $2,889 respectively and $3,901 for Ms. Wessman, car allowance for Messrs. Butt ($500 per month), company portion of RRSP contribution for Messrs. Butt, Goold, Stewart and Ms. Wessman, company paid parking for Messrs. Butt, Goold, Stewart and Ms. Wessman, life insurance premiums for Messrs. Butt, Goold, Stewart and Ms. Wessman. For Jeff Motley, “All Other Compensation” consists of severance of $242,981, car allowance ($500 per month), company portion of RRSP, company paid parking, and life insurance premiums. For Dr. John Nestor, “All Other Compensation” consists of severance of $269,843, and the Company’s portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates.

(5)

Dr. John Nestor ceased to be employed by the Company effective May 31, 2008. Dr. Nestor commenced employment with the company on Oct 25, 2006 with an annual salary of US$225,000. Dr. Nestor’s salary compensation for 2008 was US$94,575, which has been converted to Canadian funds at the average US / CDN exchange rates. Dr. Nestor’s 2008 bonus was $nil. For Dr. John Nestor, “All Other Compensation” consists of severance of $269,843, and the Company’s portion of 401k contributions and life insurance premiums, which have been converted to Canadian funds at the average US / CDN exchange rates.

(6)

Mr. Motley ceased to be employed by the Company effective May 15, 2008. For Mr. Jeff Motley, “All Other Compensation” consists of severance of $242,981, car allowance ($500 per month), company portion of RRSP, company paid parking, and life insurance premiums.

Outstanding Share-Based and Option-Based Awards - Named Executive Officers

The following table sets out incentive option-based awards held by each Named Executive Officer as of December 31, 2009. The Company has not granted any share-based awards.

	Option-based Awards				Share-based Awards
Name	Number of underlying unexercised options (#) (1)	Option exercise price ($)(3)	Options Expiration Date	Value of unexercised in-the-money options ($)(4)	Number of shares or units of shares that have not vested (#) (2)	Market or payout value of share-based awards that have not vested ($)
Butt, Charles	7,500 71,300 40,000 12,000	8.00 8.00 0.97 0.20	17-Jan-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 2,372	n/a n/a n/a n/a	n/a
Goold, David	5,000 7,000 20,000 8,000	8.00 8.00 0.97 0.20	17-Jan-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 1,582	n/a n/a n/a n/a	n/a
Wessman, Laura	5,000 23,400 25,000 8,000	8.00 8.00 0.97 0.20	17-Jan-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 1,582	n/a n/a n/a n/a	n/a
Stewart, David	3,750 10,650 10,000 5,000	8.00 8.00 0.97 0.20	17-Jan-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 989	n/a n/a n/a n/a	n/a

Notes:

(1)	All securities under option are Common Shares.
(2)	The Company has not granted any Stock Appreciation Rights.
(3)	Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.
(4)

This value is calculated by multiplying the difference between the Company’s closing stock price on December 31, 2009 (US$0.38) on Nasdaq Stock Market converted to Canadian Dollars based on December 31, 2009 exchange rate and the option exercise price by the number of in-the-money unexercised options.

Incentive Plan Awards – Value Vested or Earned During the Year - Named Executive Officers

The following table sets out the incentive plan awards value vested to or earned by each Named Executive Officer during our financial year ended December 31, 2009.

Name	Option-based awards - Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Butt, Charles	Nil	n/a	n/a
Goold, David	Nil	n/a	n/a
Wessman, Laura	Nil	n/a	n/a
Stewart, David	Nil	n/a	n/a

Pension Plan Benefits

We do not maintain a pension plan for our Named Executive Officers. Pursuant to his previous employment agreement with us, between the ages of 60 and 85, Tazdin Esmail, former President and Chief Executive Officer, will be entitled to receive an annual reward for tenure allowance of $65,000. We have not set aside any of our assets to cover our obligation under the reward for tenure arrangement. At December 31, 2009, we have accrued $978,500 in our consolidated financial statements towards our obligations under these arrangements. In addition, prior to his resignation as Chief Executive Officer, we purchased a whole life insurance policy on Mr. Esmail.

We have negotiated a full and final settlement agreement for the reward for tenure arrangement with Tazdin Esmail, whereas we have paid him a six months portion of the tenure allowance, $32,500, as of July 1, 2010, and will pay him a final payment of $65,000, contingent on the shareholder approval of the sale of the business, and the appointment of the liquidator. If the sale of the business or the appointment of the liquidator is not approved, the payment of the tenure obligation recommences on January 2011.. In addition, the whole life insurance policy on Mr. Esmail will be transferred to Mr. Esmail.

Termination and Change of Control Benefits

We have entered into service contracts with our senior management, or “Named Executive Officers”, as follows: Charles Butt has acted as our President since May, 2001 and as our Chief Executive Officer since March, 2002. The employment agreement entered into by the Company with Charles Butt, as Amended and Restated as of September 8, 2004, and as subsequently amended, provides for a base annual salary of $378,804 as of January 1, 2009, a monthly car allowance of $500, annual salary reviews, and bonuses to be determined by the Compensation Committee based on milestones achieved by the Company or by Mr. Butt. In the event of termination by the Company without cause (which includes a change made by the Board in Mr. Butt’s responsibilities or authority in a fundamental respect which is not accepted by him, or the Board compelling Mr. Butt to perform his services at a location outside of the Greater Vancouver Area), or termination by Mr. Butt within 6 months following a change of control of the Company (other than a hostile change of control), Mr. Butt will be entitled to receive an amount equal to the aggregate of two times his annual salary and car allowance; two times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred and not previously reimbursed. In the event of termination by Mr. Butt for the Company’s breach, or termination by the Company or Mr. Butt within 6 months following a hostile change of control, Mr. Butt will be entitled to receive an amount equal to the aggregate of three times Mr. Butt’s annual salary and car allowance; three times all other compensation, including bonuses, paid to Mr. Butt during the previous 12 months; the amount of any bonus approved but not yet paid; and all expenses incurred by Mr. Butt and not previously reimbursed. The amounts that would have been paid to Mr. Butt if his employment had been terminated on December 31, 2009 (i) without cause or as a result of a change of control or (ii) as a result of a hostile change of control, are (i) $812,383 and (ii) $1,204,000, respectively.

Our employment agreements with each of our Named Executive Officers generally provide for a base annual salary, group life, long-term disability, extended health and dental insurance, director’s and officer’s liability insurance, where applicable, four weeks paid vacation each year, reimbursement for all reasonable expenses, stock options from time to time, and eligibility for annual bonuses, based on the achievement of certain milestones. The Company also contributes to each Named Executive Officer’s RRSP. With respect only to Mr. Butt, in the event that the Named Executive Officer dies or becomes disabled the Company will pay the salary and car allowance accrued to the date of deemed termination and for one year subsequent to the termination, plus a pro-rated portion of the annual bonus most recently paid to the Named Executive Officer. Had Mr. Butt’s employment so terminated on December 31, 2009, he would have received an amount equal to one years’ salary of $378,804 and one years’ car allowance of $6,000, and all other compensation for a total payment of $398,218. The employment agreements of the Named Executive Officers have no fixed term.

The Employment Agreements of Laura Wessman, David Goold and David Stewart require 18 months’ notice of termination without cause, or a severance payment instead of notice of 18 months’ annual base salary, or a combination of both. In the event that the Company or any of these individuals terminates his or her employment within 6 months following a change of control or for the Company’s breach, the individual will be entitled to receive an amount equal to 18 months’ annual base salary. The amounts that would have been paid to Laura Wessman, David Goold and David Stewart if their employment had been terminated on December 31, 2009 without cause or notice, or as a result of a change of control, are $304,301, $281,689 and $210,864, respectively.

Pursuant to the terms of the Option Plan (see “Securities Authorized For Issuance Under Equity Compensation Plans – Option Plan” below), except in the case of David Stewart, in the event of termination other than for cause of a Named Executive Officers, all options to purchase Common Shares then held by the Named Executive Officer will terminate on the earlier of the original expiry date(s) of such options or one year following termination of employment. In the case of termination of David Stewart without cause, his options will terminate on the earlier of their original expiry date(s) and 30 days following termination of employment. In the case of termination of any Named Executive for cause, all options then held by such Executive shall terminate on the date of termination for cause.

All employment arrangements with the Company’s Named Executive Officers include (i) non-compete and non-solicitation obligations to the Company continuing for twelve months following termination of the officer’s employment with the Company, or, in the case of Charles Butt, non-solicitation obligations only, continuing for twenty-four months following termination of his employment with the Company; (ii) non-disclosure covenants requiring the officer to keep the Company’s confidential information confidential and prohibiting its use other than on behalf and for the benefit of the Company, both during employment and for an indefinite period thereafter; and (iii) covenants providing that intellectual property created or developed by the officer during or, in certain circumstances, after termination of, his or her employment with the Company belong to the Company.

For purposes of the employment agreements described above, a “change of control” will occur when (i) a person other than the current control person of the Company (as defined below), if any, becomes a control person; or (ii) a majority of the directors elected at any annual or special general meeting of Shareholders of the Company are not individuals nominated by the Company’s then-incumbent Board. A “control person” is a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company, or each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of the Company to affect materially the control of the Company, and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of the Company, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the Company.

A “hostile change of control” will occur if (i) a person becomes a control person or, having become a control person, acquires additional securities of the Company (in either case, whether by way of take-over bid or otherwise), at any time following a public written statement of the Board either that the Board is unable to make a recommendation whether an offer to acquire securities made by or on behalf of such a person should be accepted, or that the Board is recommending that such offer be rejected; or (ii) a majority of the directors elected at any annual or special general meeting of Shareholders of the Company are not individuals nominated by the Company’s then-incumbent Board, and such election occurs following the distribution, by a person or persons other than the management of the Company, of a proxy statement, information circular or other document soliciting proxies in respect of the meeting at which the change of control occurred.

Pursuant to the terms of the Option Plan, upon a change of control, all options granted under the Option Plan shall immediately vest, notwithstanding any contingent vesting provision to which such options may have otherwise been subject. All options currently outstanding have vested either in accordance with their vesting terms or vested immediately upon their grant.

Compensation of Directors

In the fiscal year ended December 31, 2009, Charles Butt, a director and the President and Chief Executive Officer of the Company, received the compensation set out in the Summary Compensation Table above.

Effective as of January 1, 2009, the independent directors (See “Independent Director Compensation Fiscal 2009” below) each receive an annual retainer of $16,000. In addition, the Chairman receives an additional $19,200 annually in respect of his services provided outside Board meetings, the Chair of the Audit Committee receives an additional $6,400 annually in respect of his Audit Committee services provided outside the committee meetings, and all committee chairs receive an additional $2,000 annually in respect of their service as chair. Annual retainers are paid quarterly for the period July 1 through June 30. In addition to the annual retainer, the independent directors are compensated in cash in the amount of $1,600 per meeting for in-person attendance at Board meetings; $1,600 per meeting for in-person attendance at Board committee meetings; and $600 for meetings attended by phone. The fees of the independent directors were reduced by 20% commencing January 1, 2009, and continuing until such time as circumstances improve.

During the most recently completed financial year ended December 31, 2009, the independent Directors were granted the following options, and earned the following fees, which include Board and Board committee meeting attendance fees and annual retainers:

Director	Fees Earned ($)	Share-based awards ($)	Option-based awards ($) (1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Dunne, Joe	52,800	Nil	394	Nil	Nil	Nil	53,194
Kaushal, Nitin	39,400	Nil	394	Nil	Nil	Nil	39,794
Anderson, Greg	33,000	Nil	394	Nil	Nil	Nil	33,394

Note:

(1)

All securities under option are Common Shares. Exercise Prices are determined as the closing price of our Common Shares on the day  prior to the date of grant. The fair value of each granted option was determined using the Black-Scholes option pricing model, according to Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants, which is the model used by the Company for financial statement presentation. The assumptions for estimating the fair value of each option granted were: (i) risk-free interest rate of 1.07%; (ii) volatility of 133% (iii) expected dividend yield of nil; and (iv) expected life of 2 years. Options were granted to Joe Dunne, Nitin Kaushal and Greg Anderson in January 2009 at an exercise price of $0.20 per Common Share expiring December 31, 2013. These grants included their annual grant of options to purchase 1,650 Common Shares of the Company and options to purchase an additional 1,350 of Common Shares as follows.

The independent directors of the Company do not receive benefits upon termination of their position as directors, but are entitled to exercise all options granted to them prior to such termination until the earlier of (i) the original expiry date of the option; and (ii) the expiry of that period of time following the independent director’s termination which is equal to the length of the independent director’s term of service with the Company, but in no event less than 1 year.

Outstanding Share-Based and Option-Based Awards - Independent Directors

The following table sets out incentive option-based awards held by each Independent Director as of December 31, 2009, the end of the most recently completed financial year. The Company has not granted any share-based awards.

	Option-based Awards				Share-based Awards
Name	Number of underlying unexercised options (#) (1)	Option exercise price ($) (2)	Options Expiration Date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (3)	Market or payout value of share-based awards that have not vested ($)
Dunne, Joe(4)	1,500 13,725 10,000 3,000	6.56 8.00 0.97 0.20	31-Mar-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 593	n/a	n/a
Kaushal, Nitin(4)	1,500 8,400 7,500 3,000	6.56 8.00 0.97 0.20	31-Mar-2012 31-Mar-2012 30-Jun-2013 31-Dec-2013	Nil Nil Nil 593	n/a	n/a
Anderson, Greg(4)	3,000 3,000	0.97 0.20	30-Jun-2013 31-Dec-2013	Nil 593	n/a	n/a

Notes:

(1)	All securities under option are Common Shares.
(2)	Exercise Prices are determined as the closing price of our Common Shares on the day prior to the date of grant.
(3)	The Company does not have a share-based awards plan.
(4)

In January, 2009, options to purchase a total of 70,000 Common Shares were granted to all directors and employees, at an exercise price of $0.20 per share, expiring December 31, 2013. All independent directors serving as such at that time, being Joe Dunne, Nitin Kaushal and Greg Anderson, were granted options to purchase a total of 3,000 Common Shares each.

Incentive Plan Awards – Value Vested or Earned During the Year - Independent Directors

The following table sets out the incentive plan awards value vested to or earned by each Independent Director during our financial year ended December 31, 2009.

Name	Option-based awards - Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year(1) ($)
Dunne, Joe	Nil	n/a	n/a
Kaushal, Nitin	Nil	n/a	n/a
Anderson, Greg	Nil	n/a	n/a

Note:

(1)	The Company does not have a share-based awards plan nor does it have a non-equity incentive plan for its independent directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Following is a summary of Common Shares subject to options outstanding under the Option Plan and shares remaining available for grant as at the end of the most recently completed financial year.

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)(1) (c)
Equity compensation plans approved by securityholders	461,615	$4.63	35,366
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	461,615	$4.63	35,366

Note:

(1)

The total number of securities which may be issued under the Option Plan, described below, is at any time, 10% of the Company’s outstanding Common Shares at such time. For further particulars of these options granted to Named Executive Officers and Directors, see “Outstanding Share-Based and Option-Based Awards - Named Executive Officers and Outstanding Share-Based and Option-Based Awards - Independent Directors” above.

Option Plan

The Option Plan was initially approved by our Board on April 12, 2007 and was also approved by Shareholders at our Annual General and Special Meeting held May 17, 2007. The Option Plan was implemented on June 29, 2007, and replaced our previous stock option plan. The following is a brief summary of the Option Plan:

Administration

The Board has delegated authority for administration of the Option Plan to the Compensation Committee.

Eligibility

Options to purchase our Common Shares may be granted to directors, officers, employees or consultants of the Company or its affiliates (“Eligible Persons”).

Common Shares Issued, Issuable and Currently Made Subject to Option

Under the Option Plan, options may be granted to purchase up to 10% of our outstanding Common Shares from time to time. Based on our current 4,969,813 Common Shares issued and outstanding, options to purchase up to 496,981 Common Shares may currently be granted under the Option Plan. Options to purchase up to 436,875 Common Shares, or 8.8 % of our current outstanding Common Shares, are currently outstanding under the Option Plan, with options to purchase up to 60,106 Common Shares, or 1.2% of our current outstanding Common Shares, remaining available for grant.

Reloading

Under the Option Plan, the number of Common Shares under options which have been exercised, as well as the number under those unexercised options which have expired or been cancelled, can be the subject of another option grant (a “reload”).

Limitations on Grants to a Single Person and to Insiders

The number of Common Shares which may be subject to options granted to any one person under the Option Plan may not exceed 5% of the issued and outstanding Common Shares of the Company, or currently 248,490 Common Shares. The number of Common Chares issuable to insiders, at any time, under the Option Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of our issued and outstanding Common Shares (such 10% currently being 496,981 Common Shares). The number of Common Shares issued to insiders, within any one year period, under the Option Plan and all other security based compensation arrangements of the Company, cannot exceed 10% of our issued and outstanding Common Shares.

Exercise Price

The Compensation Committee establishes the exercise price of all options granted, which price may not be less than the closing price of our Common Shares on the appropriate stock exchange on the trading day immediately preceding the date of grant of the option.

Vesting

Options may be subject to such vesting requirements, if any, as are determined by the Compensation Committee. Upon a change of control of the Company, all unvested options shall immediately vest.

Termination and Adjustments

Each option shall expire at such time as is determined by the Compensation Committee on the grant of such option, but in no event more than 10 years from the date of grant. In the event that an Option’s expiry date falls during the period of any trading blackout period self-imposed by the Company or within four business days thereafter, such Options may be exercised until the end of the fifth business day following the expiry of the blackout period. Subject to the foregoing, all options will terminate on the earliest of the following dates:

(i)	the expiry date specified for such option in the option agreement with the Company evidencing such option;

(ii)	where the optionee’s position as an Eligible Person is removed or terminated for just cause, the date of such termination for just cause;

(iii)	where the optionee’s position as an Eligible Person, other than an independent director, terminates due to the death or Disability of the optionee, one year following such termination;

(iv)

where the optionee’s position as an Eligible Person, other than an independent director, terminates for a reason other than the optionee’s disability, death, or termination for just cause (termination for such other reason being hereinafter referred to as a “Voluntary Termination”), and the optionee has no continuing business relationship with the Company or an affiliate of the Company as an Eligible Person in any other capacity:

(a)

where the optionee held the position of a director, the President, Chief Executive Officer, Executive Vice President or a Senior Vice President of the Company, one year after the date of Voluntary Termination; or

(b)

where the optionee held any other position with the Company, including a Vice President position other than Executive or Senior Vice President, (a “Non-Executive Optionee”), such period of time after the date of Voluntary Termination, which shall be not less than 30 days nor more than one year, as is determined by the Compensation Committee at the time the option is granted, subject to extension by the Compensation Committee in its sole discretion, at any time during the duration of the option, up to but not beyond one year following the date of Voluntary Termination;

(v)

where the optionee’s position as an independent director terminates due to death or disability, or for a reason other than termination for just cause, the expiry of that period of time following termination which is equal to the period of time the independent director continuously served the Company in the capacity of an independent director, but in no event less than 1 year.

The retirement of an independent director at a meeting of Shareholders pursuant to the constating documents of the Company and the re-election of such director at such meeting is deemed not to be a retirement, or termination of the position of, such director.

Assignability

Options are non-transferable and non-assignable.

Amendment

The Compensation Committee may amend the Option Plan or any option agreement in order to make changes of a clerical nature or changes to clarify the meaning of existing provisions; change the vesting provisions of an option; reflect any requirements of applicable regulatory bodies or stock exchanges; extend the term of an option held by an Eligible Person who is not an insider; reduce the option price of an option held by an Eligible Person who is not an insider (subject to a minimum option price of not less than market value of the Common Shares at the time of the grant of the option); and change the categories of Persons who are Eligible Persons. Under the Option Plan, the Compensation Committee shall not, without the approval of the Shareholders, have the right to amend an option agreement in order to increase the number of Common Shares which may be issued pursuant to any option granted; reduce the option exercise price of any option granted then held by an insider; or extend the term of any option granted then held by an insider.

Other

There is no ability for the Company to transform an option into a stock appreciation right involving an issuance of securities from treasury. The Company has not provided any financial assistance to any optionee to facilitate the exercise of options.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. Each reporting issuer must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted. The following is the Company’s required annual disclosure of its corporate governance practices.

Board of Directors

(a)	Disclose the identity of directors who are independent.

The Board considers Dr. Joe Dunne, Mr. Greg Anderson and Mr. Nitin Kaushal to be independent members of the Board within the meaning of National Policy 58-201.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.

Charles Butt is not an independent director because he is a member of management, namely the President and Chief Executive officer of the Company.

(c)

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

A majority of the current Board and of the proposed Board are independent within the meaning of National Instrument 58 - 101.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction, identify both the director and the other issuer:

The following directors of the Company are also directors of the reporting issuers listed opposite their names:

Director	Name of Reporting Issuer

Mr. Nitin Kaushal	Victhom Human Bionics Inc.
DRM Ventures Inc.
Genizon Biosciences Inc.

Mr. Greg Anderson	Pure Energy Visions Corporation

(e)

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Company has adopted a policy that a Board meeting comprised of solely the independent directors will be held along with all in-person meetings of the full Board. The independent directors have held three formal meetings since the beginning of the Company’s most recently completed financial year. In addition, the independent directors are also in frequent informal communication with one another.

(f)

Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Joe Dunne is the Chair of the Board and is an independent director. The Chair of the Board has the following role and responsibilities:

  Preside at all meetings of the Board.

  Ensure the mandate of the Board is carried out and the Company’s Corporate Governance Guidelines are followed.

  Identify and present matters for review by the Board.

  Serve as a liaison between the Company’s executive management and the Board.

  Set the agenda for Board meetings in collaboration with the Chief Executive Officer.

  Perform such other duties as may be conferred by law or assigned by the full Board.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.

In the financial year ended December 31, 2009, the Board held sixteen Board meetings (meetings spanning two days being considered to be two separate meetings), one Nomination and Corporate Governance Committee (“N&CG”) meeting, one Compensation Committee meeting and five Audit Committee meetings. The following is the attendance record of each Member of the Board for these meetings:

Director	Board Meetings	Committee	Committee Meetings Attended
Charles Butt	16/16	N/A	N/A
Joe Dunne	16/16	Compensation N&CG Audit	1/1 1/1 5/5
Nitin Kaushal	15/16	Compensation N&CG Audit	1/1 1/1 5/5
Greg Anderson	15/16	Compensation N&CG Audit	1/1 1/1 5/5

Board Mandate

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.

The text of the Board’s written mandate is attached as Exhibit “C” to this Information Circular.

Position Description

(h)

Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the board delineates the role and responsibilities of each such position.

(i)

Disclose whether or not the Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. If the Board and Chief Executive Officer have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the Chief Executive Officer.

The Board has developed written position descriptions for the Chair, the Chair of each Board committee and the Chief Executive Officer of the Company.

Orientation and Continuing Education

(a)	Briefly describe what measures the Board takes to orient new directors regarding:

(i)	the role of the Board, its committees and its directors, and

(ii)	the nature and operation of the issuer’s business.

(b)

Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Nomination and Corporate Governance Committee is responsible for the orientation and continuing education of new recruits to the Board, and for regularly updating the Board on legal developments regarding corporate governance matters and the role and responsibilities of the directors. The Board is regularly updated on the nature and operation of the Company’s business, through informal meetings among members of the Board and senior management and more formal presentations by senior management at Board meetings. All of the Company’s current directors fully understand the role of the Board, the role of the committees of the Board and the contribution the individual directors are expected to make, including the commitment of time and energy that the Company expects of its directors. From time to time, when required, the Board arranges for presentations to be made on specific matters by outside professionals. All Board members are active in their particular businesses and professions, and thus each Board member provides his own unique educational contribution to the Board.

Ethical Business Conduct

(a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code:

(i)	disclose how a person or company may obtain a copy of the code;

(ii)	describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted a written code concerning ethical conduct for the directors, officers and employees of the Company (the “Code”). A copy of the Code can be obtained by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com.

All employees are provided with a copy of the Code and are informed of their requirement to comply with the Code. The Board encourages and promotes a culture of ethical business conduct and has adopted a whistle-blower policy for reporting violations to the Code.

There are no material change reports relating to the conduct of any directors or executive officers of the Company relating to a departure from the Company’s code of ethics.

(b)

Describe any steps the Board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Company and its directors are subject to and comply with the requirements under the common law and the British Columbia Business Corporations Act regarding disclosure of interests of directors and abstention from voting on any transaction in which a director has a material interest. Where a director has a material interest in a proposed transaction involving the Company, that director does not participate in nor is present for, Board deliberation or voting in respect of such transaction.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

All members of the Board are entitled to consult with the Company’s professional advisors. Moreover, the Company has adopted a whistle-blower policy, which outlines a process whereby any employee, director or officer of the Company may forward complaints to the attention of the Audit Committee. The Company’s whistle-blower policy provides that the Audit Committee will investigate any such complaints and that there shall be no retaliation for having made complaints under the whistle-blower policy.

Nomination of Directors

(a)	Describe the process by which the Board identifies new candidates for Board nomination.

(b)

Disclose whether or not the Board has a nominating committee composed entirely of independent directors If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board has a Nomination and Corporate Governance Committee composed of Greg Anderson (Chair), Joe Dunne, and Nitin Kaushal. All three directors are independent directors.

The Nomination and Corporate Governance Committee has the responsibility to identify and recommend candidates for election to the Board, to advise the Board on all matters relating to corporate governance, and to annually assess the effectiveness of the Board, each director and each committee. The Nomination and Corporate Governance Committee also has responsibility to make recommendations relating to the membership of committees of the Board, to make recommendations with respect to succession planning, and to approve procedures designed to provide that adequate orientation and training are provided to new members of the Board.

Compensation

(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.

The Compensation Committee is mandated to review and recommend to the Board for approval the remuneration of directors and officers, and meets at least once annually. The Compensation Committee considers time commitment, comparative remuneration, qualifications and responsibilities in determining remuneration levels. See also “Compensation Disclosure and Analysis” above.

(b)

Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation Committee consists of Joe Dunne (Chair), Greg Anderson and Nitin Kaushal. All members of the Compensation Committee are independent directors.

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee evaluates the compensation of the executive officers of the Company and assures that they are compensated fairly in a manner consistent with the compensation strategy of the Company, internal equity considerations, and the competitive environment. The Compensation Committee shall also communicate to the Shareholders regarding the Company’s compensation policies and the reasoning behind such policies, as required by the applicable securities regulatory bodies. In addition, the Company shall evaluate and make recommendations to the Board regarding the compensation of the outside directors.

Specifically, the Compensation Committee is charged with the following responsibilities:

  Disclosing its policies applicable to the Company’s executive officers in the manner required by the applicable securities authorities’ rules and regulations, and reviewing all other executive compensation disclosure before the Company publicly discloses this information.

  Making recommendations to the Board with respect to non-Chief Executive Officer and director compensation, incentive-compensation plans and equity-based plans.

  Granting incentive stock options to purchase common stock of the Company under its stock option plan.

  Amending and otherwise administering the Company’s stock option plan.

  Reviewing and approving the corporate goals and objectives relevant to Chief Executive Officer compensation, evaluating the Chief Executive Officer’s performance in light of those corporate goals and objectives, and determining the Chief Executive Officer’s compensation level based on this evaluation.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Company has not retained a compensation consultant or advisor since the Company’s most recently completed financial year.

Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Company has no committees other than the Audit Committee, the Compensation Committee and the Nomination and Corporate Governance Committee.

For further information respecting the Company’s Audit Committee and amounts paid to the Company’s auditor in the last fiscal year, as required by Form 52-110F1, please see our Annual Report on Form 20-F dated March 31, 2010 under the heading ‘Item 6C – Board Practices – Audit Committee’ and ‘Item 16C – Principal Accounting Fees and Services’.

Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

Historically, given the size of the Board, the regular attendance of Board members at Board and committee meetings, the fact that the majority of members of the Nomination and Corporate Governance Committee are also members of the Company’s other two committees (Audit and Compensation), and the availability of Board members between meetings for discussions amongst themselves and with Management, the Nomination and Corporate Governance Committee has not considered it necessary to implement formal assessment programs, but instead has considered effectiveness on an informal basis at various Board and committee meetings.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or associates or affiliates of such persons is or has been indebted to the Company or its subsidiaries at any time since the beginning of the last completed financial year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the Company’s knowledge, none of the Company’s informed persons, as such term is used in National Instrument 51-102, or other insiders, nor any associate or affiliate of any of them, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries, other than as described below and elsewhere in this Information Circular.

Nancy E. Glaister, our former Corporate Secretary of the Company, is a partner of the law firm Cawkell Brodie Glaister LLP, Business Lawyers, which also provided legal services to us. For the nine month period ending September 29, 2009 (date of resignation), Cawkell Brodie Glaister LLP billed us $63,000 (12 months ended December 31, 2008 - $122,000; 12 months ended December 31, 2007 -$204,000) excluding GST, PST and disbursements, for legal services.

OTHER MATTERS

The management of the Company is not aware of any matter to come before the Meeting other than as set forth in the Notice of Meeting and this Information Circular. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION AND DOCUMENTS REFERENCED

Additional information relating to the Company is on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact the Company to request copies of the Company’s financial statements and MD&A, and any other documents of the Company referred to herein, by contacting Michelle Martin, Forbes Medi-Tech Inc., Suite 200 - 750 West Pender Street, Vancouver, BC, V6C 2T8; telephone: (604) 689-5899; fax: (604) 689-7641; email: mmartin@forbesmedi.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Information Circular have been approved by the Board of the Company.

Vancouver, British Columbia
July 19, 2010

By Order of the Board of Directors of
FORBES MEDI-TECH INC.
“Charles A. Butt”
Charles A. Butt, President & Chief Executive Officer

Exhibit “A” to Information Circular of Forbes Medi-Tech Inc.

Fairness Opinion

July 7, 2010

Board of Directors
Forbes Medi-Tech, Inc.
750 West Pender Street, Suite 200
Vancouver, British Columbia V6C 2T8

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Forbes Medi-Tech, Inc. (the “Company”) of the proposed sale of certain of the Company’s nutraceutical products, together with certain other assets related to, or necessary for the continued development and marketing of such products as well as certain other assets (collectively, the “Assets”). The terms of the proposed sale (the “Proposed Sale”) by and between MHT, LLC an affiliate of Marco Hi-Tech JV LLC (the “Purchaser”) and the Company are set forth in the Asset Purchase Agreement (the “Agreement”), dated as of July 9, 2010, which provides that the Purchaser will purchase the Assets for an aggregate purchase price of approximately US$1.4 million subject to inventory adjustments (the “Aggregate Consideration”).

Boenning & Scattergood, Inc., as part of its investment banking business, regularly is engaged in the valuation of assets, securities and companies in connection with various types of asset and securities transactions, including mergers, acquisitions, private placements, public offerings and valuations for various other purposes, and in the determination of adequate consideration in such transactions. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to the Company and its affiliates. In the ordinary course of our business, we may also actively trade the securities of the Company for our own account and for the accounts of customers and accordingly may at any time hold a long or short position in such securities.

We have been engaged by the Board of Directors of Company (the “Board”) to act as financial advisor to the Board in connection with its evaluation of the Proposed Sale and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Proposed Sale. No portion of our fee is refundable or contingent upon the conclusion expressed in this opinion. We also will be reimbursed for expenses incurred. In addition, the Company has agreed to indemnify us against certain liabilities arising out of our engagement. During the past two years preceding the date of this opinion, we have not had any material relationship with any party to the Proposed Sale, other than the Company, for which compensation has been received or is intended to be received, nor is there any such material relationship or related compensation mutually understood to be contemplated. In arriving at our opinion, we have made such reviews, analyses and inquiries as we have deemed necessary or appropriate under the circumstances. We took into account our assessment of general economic, market and financial conditions, as well as our experience in securities and business valuation in general and with respect to similar transactions in particular our due diligence with regard to the Proposed Sale included:

  reviewing a draft of the Agreement dated June 10, 2010, including without limitation the terms and conditions of the Proposed Sale;

  reviewing certain internal financial analyses, historical and budgeted financials, financial forecasts, reports, operating performance and other information we deemed relevant concerning the Company and the Assets, all of which was provided to us by or on behalf of the management of the Company;

  holding discussions with certain members of the management of the Company concerning the historical and current business operations, financial condition and prospects of the Company and the Assets and such other matters we deemed relevant;

  analyzing certain financial, market and industry data, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of the Company and considering, to the extent publicly available, the financial terms of certain other transactions which we deemed relevant in evaluating the Proposed Sale; and

  conducting such other financial analyses, studies and investigations as we deemed appropriate.

Our opinion is given in reliance on information and representations made or given by or on behalf of the Company, as well as its officers, directors, auditors, counsel and other agents and representatives, and on filings, releases and other information issued by or on behalf of the Company including financial statements, financial projections, and stock price data, as well as certain information from recognized independent sources. We have not independently verified any of the information concerning the Company and the Assets which we have considered in our review and, for purposes of the opinion set forth below, we have assumed and relied upon the accuracy and completeness of all such information and data provided to us. We express no opinion as to any financial projections or the assumptions on which they are based. We have not conducted any independent valuation or appraisal or physical inspection of the Assets or any other assets or liabilities of the Company or the Company’s solvency, nor have any valuations or appraisals been provided to us. We did not estimate, and express no opinion regarding, the liquidation value of any entity, business or assets. This opinion should not be construed as a valuation opinion, credit rating, solvency opinion, or liquidation analysis of the creditworthiness of the Company, or otherwise as tax advice or accounting advice. We have assumed that the Proposed Sale is, in all respects, lawful under applicable law.

With regard to financial and all other information provided to us relating to the Company and the Assets (including, without limitation, estimates, evaluations, projections and information related to general prospects), we have assumed, with the Company’s consent, that such information has been reasonably prepared and reflect the best currently available information and good faith judgment of the persons furnishing the same. We have further relied on the assurances of management of the Company that such persons are not aware of such information being inaccurate or misleading in any respect, or of any facts or circumstances that would make any of such information inaccurate or misleading in any respect. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We have assumed that: (i) the final versions of all documents reviewed by us in draft form (including, without limitation, the Sale Agreement) conform in all material respects to the drafts reviewed; (ii) all governmental, regulatory or other consents and approvals necessary or advisable for the consummation of the Proposed Sale will be obtained without any adverse effect on the Company or on the Proposed Sale; (iii) all of the representations and warranties contained in the Sale Agreement and all related agreements are complete and correct in all respects and that each party to the Sale Agreement and all related agreements will perform all of the covenants required to be performed by such party thereunder; (iv) the conditions precedent set forth in the Sale Agreement and all related agreements to the Proposed Sale will be satisfied and such conditions precedent will not be waived; and (v) the Proposed Sale will be completed in accordance with the terms of the Sale Agreement, without any amendments thereto or any waivers of any terms and conditions thereof. Additionally, we assumed without verification the accuracy and adequacy of the legal advice given by counsel to the Company on all legal matters related to the Proposed Sale and have assumed that all procedures required by applicable law to be taken in connection with the Proposed Sale have been, or will be, duly, validly and timely taken and that the Proposed Sale will be consummated in a manner that complies in all respects with the all applicable laws, statutes and regulations. We have not made, and assume no responsibility to make, any representation, or render any opinion, as to any legal matter. The Company has expressly consented to all of the assumptions we have made in this opinion.

In our analysis and in connection with the preparation of this opinion, we have made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Sale. To the extent any of the assumptions or any of the facts upon which this opinion are based prove untrue in any material respect, this opinion cannot and should not be relied upon.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of, and have been evaluated only as of, the date hereof. We expressly disclaim any undertaking or obligation to update this opinion or to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

Our opinion is for the information of the Company’s Board of Directors in connection with its evaluation of the Proposed Sale, and does not constitute a recommendation to the Board of Directors in connection with the Proposed Sale. Our opinion should not be construed as creating any fiduciary duty on our part to any party. In addition, we express no opinion or recommendation as to how the stockholders of the Company should vote on the Proposed Sale. Further, we have not been requested to opine as to, and the opinion does not in any manner address, the underlying business decision of the Company or any other party to engage in the Proposed Sale, nor does it address the relative merits of the Proposed Sale as compared to any alternative business transaction or strategy. Instead, the opinion merely states whether the consideration in the Proposed Sale is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Sale or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this opinion is based. In addition, we are not expressing any opinion as to the market price or value of the capital securities of any party to the Proposed Sale after announcement of the Proposed Sale.

This opinion only addresses the fairness to the Company, from a financial point of view, of the Aggregate Consideration and does not address any other aspect or implication of the Proposed Sale or any agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation: (i) the underlying business decision of the Company or any other party to proceed with the Proposed Sale; (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Proposed Sale or otherwise (other than the Aggregate Consideration to the extent expressly specified herein) and whether such terms were the best attainable under the circumstances; (iii) the fairness of any portion or aspect of the Proposed Sale to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party; (iv) the relative merits of the Proposed Sale as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage; (v) the solvency, creditworthiness or fair value of the Company or any other party to the Proposed Sale, or any of such its assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters; or (vii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any consideration received by the Company’s officers, directors or employees or any class of such persons relative to the Aggregate Consideration or with respect to the fairness of such compensation. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with your consent, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company and the Proposed Sale. The issuance of this opinion was approved by a committee authorized to approve opinions of this nature.

Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purpose, without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect to the Proposed Sale with the Securities and Exchange Commission or the Canadian Securities Administrators.

Our opinion has been approved by our fairness opinion committee. Based on the foregoing, it is our opinion that, as of the date hereof, the Aggregate Consideration offered pursuant to the Sale Agreement, is fair, from a financial point of view, to the Company.

Sincerely,

BOENNING & SCATTERGOOD, INC.

Exhibit “B” to Information Circular of Forbes Medi-Tech Inc.

Sections 237 to 247 of the
Business Corporations Act (British Columbia)

PART 8 - PROCEEDINGS
DIVISION 2 - DISSENT PROCEEDINGS

237.     Definitions and application —

(1)        In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice share” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a)	in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b)
in the case of a dissent in respect of an arrangement approved by a court order made under section 29l(2)(c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement, or

(c)
in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)        This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a)	the court orders otherwise, or

(b)	in the case of a right of dissent authorized by a resolution referred to in section 238(l)(g), the court orders otherwise or the resolution provides otherwise.

238.      Right to dissent —

(1)        A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a)	under section 260, in respect of a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

(b)	under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c)	under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d)	in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e)	under section 301(5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f)	under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g)	in respect of any other resolution, if dissent is authorized by the resolution;

(h)	in respect of any court order that permits dissent.

(2)        A shareholder wishing to dissent must

(a)	prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting, and

(b)	identify in each notice of dissent, in accordance with section 242(4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c)	dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3)        Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a)	dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b)	cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

239.     Waiver of right to dissent —

(1)        A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2)        A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a)	provide to the company a separate waiver for

	(i)	the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

	(ii)	each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b)	identify in each waiver the person on whose behalf the waiver is made.

(3)        If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a)	the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b)
any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4)        If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

240.      Notice of resolution—

(1)        If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2)        If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)	a copy of the proposed resolution, and

(b)	a statement advising of the right to send a notice of dissent.

(3)        If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not consented to, or voted in favour of, the resolution, whether or not their shares carry the right to vote,

(a)	a copy of the resolution,

(b)	a statement advising of the right to send a notice of dissent, and

(c)	if the resolution has passed, notification of that fact and the date on which it was passed.

(4)        Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

241.     Notice of court orders — If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a)	a copy of the entered order, and

(b)	a statement advising of the right to send a notice of dissent.

242.      Notice of dissent —

(1)        A shareholder intending to dissent in respect of a resolution referred to in section 238(l)(a), (b), (c), (d), (e) or (f) must,

(a)
if the company has complied with section 240(1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b)	if the company has complied with section 240(3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c)	if the company has not complied with section 240(1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

	(i)	the date on which the shareholder learns that the resolution was passed, and

	(ii)	the date on which the shareholder learns that the shareholder is entitled to dissent.

(2)        A shareholder intending to dissent in respect of a resolution referred to in section 238(1)(g) must send written notice of dissent to the company

(a)	on or before the date specified by the resolution or in the statement referred to in section 240(2)(b) or (3)(b) as the last date by which notice of dissent must be sent, or

(b)	if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3)        A shareholder intending to dissent under section 238(l)(h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a)	within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b)	if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4)        A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect,

(b)
if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

	(i)	the names of the registered owners of those other shares,

	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

	(iii)	a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c)	if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

	(i)	the name and address of the beneficial owner, and

	(ii)	a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5)        The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

243.      Notice of intention to proceed —

(1)        A company that receives a notice of dissent under section 242 from a dissenter must,

(a)	if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

	(i)	the date on which the company forms the intention to proceed, and

	(ii)	the date on which the notice of dissent was received, or

(b)	if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)        A notice sent under subsection (a) or (b) of this section must

(a)	be dated not earlier than the date on which the notice is sent,

(b)	state that the company intends to act, or has acted, as the case may be on the authority of the resolution or court order, and

(c)	advise the dissenter of the manner in which dissent is to be completed under section 244.

244.      Completion of dissent —

(1)        A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)	a written statement that the dissenter requires the company to purchase all of the notice shares,

(b)	the certificates, if any, representing the notice shares, and

(c)	if section 242(4)(c) applies, a written statement that complies with subsection (2) of this section.

(2)        The written statement referred to in subsection (1)(c) must

(a)	be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b)	set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

	(i)	the names of the registered owners of those other shares,

	(ii)	the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

	(iii)	that dissent is being exercised in respect of all of those other shares.

(3)        After the dissenter has complied with subsection (1),

(a)	the dissenter is deemed to have sold to the company the notice shares, and

(b)	the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4)        Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5)        Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6)        A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

245.      Payment for notice shares —

(1)        A company and a dissenter who has complied with section 244(1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a)	promptly pay that amount to the dissenter, or

(b)	if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)        A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)
determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b)	join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244(1), and

(c)	make consequential orders and give directions it considers appropriate.

(3)        Promptly after a determination of the payout value for notice shares has been made under subsection (2)(a) of this section, the company must

(a)
pay to each dissenter who has complied with section 244(1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b)	if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4)        If a dissenter receives a notice under subsection (l)(b) or (3)(b),

(a)
the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b)
if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5)        A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a)	the company is insolvent, or

(b)	the payment would render the company insolvent.

246.      Loss of right to dissent — The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a)	the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)	the resolution in respect of which the notice of dissent was sent does not pass;

(c)	the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)	the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)	the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)	a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)	with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)	the notice of dissent is withdrawn with the written consent of the company;

(i)	the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

247.        Shareholders entitled to return of shares and rights’— If under section 244(4) or (5), 245(4)(a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a)
the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244(l)(b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)	the dissenter regains any ability lost under section 244(6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)	the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

Exhibit “C” to Information Circular of Forbes Medi-Tech Inc.

FORBES MEDI-TECH INC.
BOARD MANDATE AND CORPORATE GOVERNANCE GUIDELINES

Composition of the Board

The Board shall have a majority of independent Directors, as that term is used in National Instrument 58-101 Disclosure of Corporate Governance Practices. The Chair of the Board shall be an independent Director.

Meetings of the Independent Directors

The independent Directors shall hold regularly scheduled meetings at which non-independent Directors and members of management are not in attendance.

Stewardship

The Board of Directors is responsible for the stewardship of the Company, which includes responsibility for:

·	Satisfying itself as to the integrity of the Chief Executive Officer and other executive officers and that the
Chief Executive Officer and other executive officers create a culture of integrity throughout the Company.
·	Adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business.
·	The identification of the principal risks of the Company’s business, and ensuring the implementation of appropriate systems to manage these risks.
·	Succession planning (including appointing, training and monitoring senior management).
·	Adopting a communication policy for the Company.
·	The Company’s internal control and management information systems.
·	Developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.
·	Managing, or supervising the management of, the business and affairs of the Company.

Feedback from Stakeholders

The Board shall review, at least on an annual basis, measures the Company uses to receive feedback from stakeholders, and shall modify such measures should it deem fit to do so.

Expectations and Responsibilities of Directors

Members of the Board of Directors are expected to review available meeting materials in advance, to attend, whenever possible, all meetings of the Board and of each Committee of which they are a member, and to devote the necessary time and attention to effectively carry out their responsibilities as Directors.

Every Director in exercising his or her powers and discharging his or her duties shall:

1.	act honestly and in good faith with a view to the best interests of the Company;

2.	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

3.	comply with all applicable laws and with the Company’s Articles and By-Laws.

Director Orientation and Continuing Education

The Nomination and Corporate Governance Committee shall have the responsibility to develop and periodically evaluate the initial orientation program for each new member of the Board and regularly update each member of the Board regarding his or her responsibilities as a Director generally and as a member of any applicable Board committee. The Board shall ensure that management updates are regularly provided to the Board to ensure that the knowledge and understanding of all Board members regarding the Company’s business remains current.

Code of Business Conduct and Ethics

The Board shall be responsible for monitoring compliance with the Company’s Code of Business Conduct and Ethics. Any waivers from the Code for the benefit of any Director or Officer may be granted only by the Board.

Nomination of Directors

The Board has established a Nomination and Corporate Governance Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee. The Board shall review the Charter and the composition of the Committee on an annual basis.

Prior to nominating or appointing individuals as Directors, the Board will:

1.	consider what competencies and skills the Board, as a whole, should possess;
2.	assess what competencies and skills each existing Director possesses;
3.	consider the appropriate size of the Board, with a view to facilitate decision-making; and
4.	consider the advice and input of the Nomination and Corporate Governance Committee.

Compensation Committee

The Board has established a Compensation Committee consisting entirely of independent Directors, and has adopted a Charter for such Committee. The Board shall review the Charter and the composition of the Committee on an annual basis.

Regular Board Assessments

At least annually, the Board, its Committees and each individual Director will be assessed regarding his, her or its effectiveness and contribution. Assessments will consider:

1.	in the case of the Board or a Board Committee, its Mandate or Charter; and

2.	in the case of an individual Director, the applicable position description, if any, as well as the competencies and skills each individual Director is expected to bring to the Board.